SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended December 31, 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


            Form 20-F        |X|           Form 40-F
                       ---------------                ---------------


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                             No        |X|
                       ---------------                ---------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP
CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - DECEMBER 2002

                                                                         Three months ended                 Year ended
                                                                             December 31                    December 31
                                                                             (Unaudited)
                                                                         2002           2001            2002            2001
                                                                     -----------------------        ------------------------
                                                                                           ($ million)
Turnover                                                               49,722         36,817         178,721         174,218
                                                                     ========       ========        ========        ========

Reconciliation of historical cost and pro forma results
Historical cost profit (loss) for the period                              651           (603)          6,845           6,556
Inventory holding (gains) losses (a)                                      174          1,297          (1,104)          1,900
                                                                     --------       --------        --------        --------
Replacement cost profit for the period (b)                                825            694           5,741           8,456
Exceptional items, net of tax                                             872             12          (1,043)           (165)
                                                                     --------       --------        --------        --------
Replacement cost profit before exceptional items                        1,697            706           4,698           8,291
Special items, net of tax (c)                                             416            461           1,443             683
Acquisition amortization (d)                                              522            604           2,574           2,585
                                                                     --------       --------        --------        --------
Pro forma result adjusted for special items                             2,635          1,771           8,715          11,559
                                                                     ========       ========        ========        ========

Per Ordinary Share - cents
     Historical cost profit                                              2.92          (2.67)          30.55           29.21
     Replacement cost profit before exceptional items                    7.58           3.17           20.97           36.95
     Pro forma result adjusted for special items                        11.78           7.91           38.90           51.51
Dividends per Ordinary Share - cents                                     6.25           5.75           24.00           22.00

---------------

(a)  Net of minority shareholders' interest.
(b) Replacement cost is not a UK or US GAAP measure. For further information on why management believes replacement cost profit is a relevant measure see
     Note 6 of Notes to Consolidated Financial Statements.
(c) The special items refer to non-recurring charges and credits as described in the text below.
(d) Depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

     The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2001 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2001. The financial information for 2001 has been restated to reflect (i) the adoption by the Group of UK Financial Reporting Standard No. 19 (FRS 19) `Deferred Tax' with effect from January 1, 2002; and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on January 1, 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 2 of Notes to Consolidated Financial Statements for further information.

     The fourth quarter trading environment was more favourable than a year ago for Exploration and Production with higher oil and gas realizations, though less favourable for Refining and Marketing where adverse crude price differentials depressed BP's refining margins relative to the industry marker.

     The trading environment for the year was challenging, with natural gas prices and refining margins significantly weaker than in the previous year, owing to the global economic slowdown. Demand improved in most parts of the business after the first half of the year but economic conditions remained sluggish. The adverse business conditions had the greatest impact on refining and marketing. Worldwide refining margins were depressed for much of the year, at nearly half the average level of 2001. Margins in Chemicals were at levels similar to the bottom of previous cycles.

     Turnover for the three months and year ended December 31, 2002 was $49,722 million and $178,721 million respectively, compared with $36,817 million and $174,218 million for 2001. The increase in turnover for the fourth quarter reflects higher oil and natural gas prices, higher production, and higher sales volumes as a result of acquisitions and improved chemicals site reliability. For the year, production and sales volume increases and higher liquids realizations were partly offset by lower natural gas prices.

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $1,697 million for the three months ended December 31, 2002, compared with $706 million for the equivalent period of 2001. For the year ended December 31, 2002, the replacement cost profit before exceptional items was $4,698 million compared with $8,291 million in 2001.

                            BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

     Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP presents pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, for the three months and year ended December 31, 2002 was $2,635 million and $8,715 million respectively, compared with $1,771 million and $11,559 million in the prior year. The pro forma result, adjusted for special items, has been derived from the Group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. A tabular breakdown of the reconciliation of pro forma to reported results on a replacement cost basis is provided on pages 6 and 7.

     Acquisition amortization for the three months and year ended December 31, 2002 was $522 million and $2,574 million (including $405 million accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets), respectively, compared with $604 million and $2,585 million for the equivalent periods of 2001.

     Special items refer to non-recurring charges and credits. For the three months ended December 31, 2002, special items were $630 million ($416 million after tax), and comprised an asset write-down and restructuring costs in Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate, and a bond redemption charge. For the fourth quarter of 2001, special items were $714 million ($461 million after tax), comprising additional severance charges, mainly related to former ARCO employees, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, Castrol, Solvay and Erdolchemie integration costs, Grangemouth restructuring, and litigation costs. Special items for year ended December 31, 2002 were $1,915 million ($1,443 million after tax) compared with $1,058 million ($683 million after tax) in 2001. The special items for the years of both 2002 and 2001 are comprised of the same elements as those in the respective fourth quarter periods. In addition, the year of 2002 includes litigation costs and impairment charges in Exploration and Production, business interruption insurance proceeds and costs associated with an Olympic pipeline incident in Refining and Marketing, Solvay and Erdolchemie integration costs, restructuring charges and an impairment charge in Chemicals, an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax and tax relief expected on impairments and related restructuring. The year of 2001 also includes rationalization costs in the European downstream commercial business.

     Underlying performance improvements were $1.2 billion before tax for the year, against a target of $1.4 billion. Performance improvements have been impacted by weaker than expected production. Underlying performance improvements include cost savings and volume growth, and represent increases in pre-tax results under mid-cycle operating conditions, adjusted for acquisition amortization and special items. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization, to levels which we would expect on average over the long-term.

     Hydrocarbon production increased by 1.8% and 2.9% in the quarter and year respectively. The increase for the year reflected 4.5% growth in liquids production and 0.9% for natural gas. The reserve replacement ratio for 2002 was 175%.

     The historical cost profit for the three months ended December 31, 2002 was $651 million, after inventory holding losses of $174 million and net exceptional losses of $893 million ($872 million after tax) in respect of net losses on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2001 there was a loss of $603 million, after inventory holding losses of $1,297 million and net exceptional losses of $38 million ($12 million after tax) in respect of net losses on the sale of fixed assets and businesses or termination of operations.

     For the year ended December 31, 2002, the historical cost profit was $6,845 million, including inventory holding gains of $1,104 million and net exceptional gains of $1,168 million ($1,043 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For the year ended December 31, 2001, the historical cost profit was $6,556 million, after inventory holding losses of $1,900 million and net exceptional gains of $535 million ($165 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

     Performance of operating segments is evaluated by management based on replacement cost operating profit or loss. Segment results are presented in the tables on pages 6 and 7 and discussed in the following pages on this basis.

     Interest expense for the three months and year ended December 31, 2002 was $332 million (including $15 million bond redemption charges) and $1,279 million respectively, compared with $414 million and $1,670 million (including $62 million bond redemption charges) in 2001, primarily reflecting lower interest rates for both periods in 2002.

     Net taxation, other than production taxes, charged for the three months and year ended December 31, 2002 was $1,125 million and $4,342 million respectively, compared with $711 million and $6,375 million in the equivalent period last year. The tax credit in respect of exceptional items was $21 million compared with $26 million for the fourth quarter of 2001. The effective tax rate on replacement cost profit before exceptional items was 40% and 47% respectively for the three months and year ended December 31, 2002, compared with 50% and 42% for the equivalent periods of 2001. The reduction in the fourth quarter rate reflects the rateably lower impact of acquisition amortization on higher income. The increase in the rate for the year reflects the rateably greater effect of acquisition amortization on lower pre-tax income in 2002, together with the $355 million charge in the second quarter to increase the North Sea deferred tax provision for the supplementary UK tax rate, partly offset by higher tax relief on asset impairment charges and related restructuring.

     Capital expenditure and acquisitions in the fourth quarter of 2002 was $4.1 billion, compared with $4.4 billion for the equivalent period in 2001. For the year ended December 31, 2002, capital expenditure and acquisitions was $19.1 billion, including $5.0 billion for the Veba purchase, compared with $14.1 billion in 2001. Excluding acquisitions, capital expenditure for the year 2002 was $13.3 billion, compared with $13.2 billion in 2001. Disposal proceeds in the fourth quarter were $1.0 billion, and $6.8 billion in the year, including $2.3 billion from the sale of our investment in Ruhrgas.

     Net cash inflow for the three months ended December 31, 2002 was $0.7 billion, compared with an outflow of $1.0 billion for the equivalent period of 2001, reflecting higher operating cash flow, lower tax payments and lower acquisition spending. For the year ended December 31, 2002, the net cash outflow was $0.3 billion compared with an inflow of $1.0 billion in 2001; lower operating cash flow and higher acquisition spending were partly offset by lower tax payments and higher disposal proceeds. Net cash inflow from operating activities was $6.2 billion and $19.3 billion for the three months and year ended December 31, 2002 respectively, compared with $5.5 billion and $22.4 billion in the equivalent periods in 2001. For the fourth quarter, higher profit was partly offset by higher working capital. For the year, lower profit and higher working capital were partly offset by higher depreciation resulting from impairments.

     Net debt at December 31, 2002 was $20.3 billion. The ratio of net debt to net debt plus equity was 22% at December 31, 2002 compared with 23% at December 31, 2001. After adjusting for the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 28% at December 31, 2002 and 29% at December 31, 2001. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

     The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

     In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

     The return on average capital employed on a replacement cost basis for the three months ended December 31, 2002 was 8% compared with 4% for the equivalent period of 2001. For the year ended December 31, 2002, the return on average capital employed was 6% compared with 11% for 2001. The return on average capital employed on a historical cost basis was 4% for the fourth quarter and 8% for the year. For further information on the return on average capital employed calculation see page 67 of this report.

     BP announced a fourth quarterly dividend for 2002 of 6.25 cents per ordinary share. The dividend for the year was 24.0 cents per ordinary share. Holders of ordinary shares will receive 3.815 pence per share and holders of American Depositary Receipts (ADRs) $0.375 per ADS. The dividend is payable on March 24, 2003 to shareholders on the register on February 28, 2003. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares also on March 24, 2003.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

     The board sets the dividend on a balance of a variety of factors. It considers not only present earnings but also long-term growth prospects and cash flow. It also considers the Group's competitive position and determines the payment, which broadly corresponds to around 60% of sustainable earnings, calculated under standardized assumptions over a run of years. This is not a mechanical calculation, but judges the balance between all the factors and the options available.

     The company did not repurchase any shares during the quarter. In 2002, 100 million of its own shares were purchased for cancellation at a cost of $750 million. BP has determined to repurchase $2 billion of its own shares, subject to market conditions and continued support at the April 2003 Annual General Meeting.

RECENT DEVELOPMENTS

     BP and the Alfa Group and Access-Renova (AAR) announced on February 11, 2003 that they have agreed in principle to combine their interests in Russia to create the country's third biggest oil and natural gas business, in which they will each have a 50% stake. The assets being contributed by BP to the new company include its holding in Sidanco, its stake in Rusia Petroleum, its interest in the Sakhalin V exploration licence and its holding in the BP Moscow retail network. AAR is contributing its holdings in TNK and Sidanco, its share of Rusia Petroleum, its stake in the Rospan gasfield in West Siberia and its interest in the Sakhalin IV & V exploration licence. Neither AAR's association with Slavneft, nor BP's interest in LukArco or the Russian elements of BP's international businesses such as lubricants, marine and aviation, are included in the transaction.

     For its stake in the new company, BP will pay AAR $3 billion in cash on completion of the deal and three subsequent annual tranches of $1.25 billion in BP shares, valued at market prices prior to each annual payment. The transaction, which will be effective from January 1, 2003, is scheduled for completion in the summer.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


     The following tables provide a breakdown of pro forma results and reconcile those results to replacement cost operating profit by operating segment.

                                                                                                           Pro forma
Reconciliation of replacement cost                  Replacement                                               result
profit (loss) to pro forma result                          cost       Acquisition        Special        adjusted for
adjusted for special items                        profit (loss)      amortization(a)       items(b)    special items
                                                 --------------     -------------     ----------     ---------------
                                                                             ($ million)
Three months ended December 31, 2002
Exploration and Production                                3,248               319             99               3,666
Gas, Power and Renewables                                    72                 -              -                  72
Refining and Marketing                                      (36)              203            420                 587
Chemicals                                                   104                 -             35                 139
Other businesses and corporate                             (207)                -             61                (146)
                                                         ------            ------         ------              ------
Replacement cost operating profit                         3,181               522            615               4,318
Interest expense                                           (332)                -             15                (317)
Taxation                                                 (1,146)                -           (214)             (1,360)
Minority shareholders' interest                              (6)                -              -                  (6)
                                                         ------            ------         ------              ------
Replacement cost profit before
exceptional items                                         1,697               522            416               2,635
                                                         ------            ======           ======            ======
Exceptional items before tax                               (893)
Taxation on exceptional items                                21
                                                         ------
RC profit after exceptional items                           825
Inventory holding gains (losses)                           (174)
                                                         ------
HC profit                                                   651
                                                         ======

Three months ended December 31, 2001
Exploration and Production                                1,641               411            322               2,374
Gas, Power and Renewables                                   102                -               -                 102
Refining and Marketing                                      379               193            213                 785
Chemicals                                                   (67)               -             106                  39
Other businesses and corporate                             (175)               -              73                (102)
                                                         ------            ------         ------              ------
Replacement cost operating profit                         1,880               604            714               3,198
Interest expense                                           (414)                -              -                (414)
Taxation                                                   (737)                -           (253)               (990)
Minority shareholders' interest                             (23)                -              -                 (23)
                                                         ------            ------         ------              ------
Replacement cost profit before exceptional items            706               604            461               1,771
                                                         ------            ======         ======              ======
Exceptional items before tax                                (38)
Taxation on exceptional items                                26
                                                         ------
RC profit after exceptional items                           694
Inventory holding gains (losses)                         (1,297)
                                                         ------
HC (loss)                                                  (603)
                                                         ======

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the fourth quarter include an asset write-down in Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate, and a bond redemption charge. The effective tax rate on special items was 34%. The special items for the fourth quarter of 2001 comprise additional severance charges, mainly related to former ARCO employees, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, Castrol, Solvay and Erdoelchemie integration costs, Grangemouth restructuring and litigation costs; the taxation credit relating to these special items has been calculated using a tax rate of 35%.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

                                                                                                           Pro forma
Reconciliation of replacement cost                  Replacement                                               result
profit (loss) to pro forma result                          cost       Acquisition        Special        adjusted for
adjusted for special items                        profit (loss)      amortization(a)       items(b)    special items
                                                 --------------     -------------     ----------     ---------------
                                                                             ($ million)
Year ended December 31, 2002
Exploration and Production                                9,206             1,780          1,019              12,005
Gas, Power and Renewables                                   354                 -             30                 384
Refining and Marketing                                      872               794            415               2,081
Chemicals                                                   515                 -            250                 765
Other businesses and corporate                             (701)                -            186                (515)
                                                 --------------     -------------     ----------     ---------------
Replacement cost operating profit                        10,246             2,574          1,900              14,720
Interest expense                                         (1,279)                -             15              (1,264)
Taxation                                                 (4,217)                -           (456)(c)          (4,673)
Minority shareholders' interest                             (52)                -            (16)                (68)
                                                 --------------     -------------     ----------     ---------------
Replacement cost profit before
exceptional items                                         4,698             2,574          1,443               8,715
                                                 --------------     =============     ==========     ===============
Exceptional items before tax                              1,168
Taxation on exceptional items                              (125)
                                                 --------------
RC profit after exceptional items                         5,741
Inventory holding gains (losses)                          1,104
                                                 --------------
HC profit                                                 6,845
                                                 ==============
Year ended December 31, 2001
Exploration and Production                               12,361             1,815            322              14,498
Gas, Power and Renewables                                   488                 -              -                 488
Refining and Marketing                                    3,573               770            487               4,830
Chemicals                                                   128                 -            114                 242
Other businesses and corporate                             (523)                -             73                (450)
                                                 --------------     -------------     ----------     ---------------
Replacement cost operating profit                        16,027             2,585            996              19,608
Interest expense                                         (1,670)                -             62              (1,608)
Taxation                                                 (6,005)                -           (375)             (6,380)
Minority shareholders' interest                             (61)                -              -                 (61)
                                                 --------------     -------------     ----------     ---------------
Replacement cost profit before
exceptional items                                         8,291             2,585            683              11,559
                                                 --------------     =============     ==========     ===============
Exceptional items before tax                                535
Taxation on exceptional items                              (370)
                                                 --------------
RC profit after exceptional items                         8,456
Inventory holding gains (losses)                         (1,900)
                                                 --------------
HC profit                                                 6,556
                                                 ==============

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the year 2002 comprise impairment charges, an asset write-down, restructuring and litigation costs for Exploration and Production; an impairment charge in Gas, Power and Renewables; integration and restructuring costs, business interruption insurance proceeds, restructuring and integration costs and certain other costs in Refining and Marketing; integration costs and an asset write-down in Chemicals; a provision to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate; and a bond redemption charge. Taxation includes a special charge for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax as well as tax relief expected on impairments and related restructuring. The special items for the year 2001 comprise additional severance charges, mainly related to former ARCO employees, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, rationalization costs in the European downstream commercial business, Castrol, Solvay and Erdoelchemie integration costs, Grangemouth restructuring, and litigation costs.

(c) Taxation includes a special charge of $355 million for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax, and reflects tax relief expected on impairments and related restructuring.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                               Three months ended              Year ended
                                                                  December 31                 December 31
                                                                  (Unaudited)
                                                               2002           2001        2002            2001
                                                            ----------------------     -----------------------
   Turnover                                      - $m         7,356          5,336      25,753           28,229
   Total replacement cost operating profit       - $m         3,248          1,641       9,206           12,361
   Results include:
   Exploration expense                           - $m           179            144         644             480
   Of which: Exploration expenditure written off - $m           124             85         385             238

   Key Statistics:
   Liquids(a)               Average prices
                            realized by BP       - $/bbl      24.78          17.72       22.69           22.50
                            Production           - mb/d       2,049          2,017       2,018           1,931
   Natural gas              Average prices
                            realized by BP       - $/mcf       2.87           2.28        2.46            3.30
                            Production           - mmcf/d     8,936          8,764       8,707           8,632

   Brent oil price                               - $/bbl      26.88          19.41       25.03           24.44
   West Texas Intermediate oil price             - $/bbl      28.31          20.31       26.14           25.89
   Alaska North Slope US West Coast              - $/bbl      26.86          17.79       24.77           23.18
   Henry Hub gas price (b)                       - $/mmBtu     3.99           2.43        3.22            4.26
   UK Gas - National Balancing Point             - p/therm    19.09          22.32       15.78           22.21

---------------

(a)  Crude oil and natural gas liquids

(b)  Henry Hub First of the Month Index

(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

     Turnover for the three months ended December 31, 2002 was $7,356 million compared with $5,336 million in the corresponding period in 2001, reflecting higher liquids and natural gas realizations as well as increased production. Turnover for the year ended December 31, 2002 was $25,753 million compared with $28,229 million for the corresponding period of 2001, with the effect of higher production and liquids realizations more than offset by lower natural gas prices.

     Replacement cost operating profit for the three months and year ended December 31, 2002 was $3,248 million and $9,206 million respectively, compared with $1,641 million and $12,361 million for the equivalent periods in 2001. The result for the fourth quarter 2002 includes special charges of $94 million for the write-off of our Gas to Liquids demonstration plant in Alaska and $5 million restructuring charges. The year 2002 also includes special charges of $686 million and accelerated acquisition amortization of $405 million related to the impairments of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, following full technical reassessments and evaluations of future investment opportunities. In addition, there were special restructuring charges of $179 million relating to significant restructuring to reposition the business in North America and the North Sea and $55 million litigation costs. The results also include depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill consequent upon the ARCO acquisition in 2000 of $319 million and $1,780 million for the fourth quarter and year 2002, including $405 million accelerated depreciation of the revaluation adjustment in respect of former ARCO assets included in the impairments described above, and $411 million and $1,815 million for the corresponding periods in 2001.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

     The result for the quarter benefited from higher average liquids realizations, up $7.06 on a year ago. There was a benefit from a credit of $49 million for Unrealized Profit in Stock (UPIS) to remove the upstream margin from downstream inventories following a decrease in the ANS oil price. This compares to a credit of $119 million in the equivalent quarter of last year. Average natural gas realizations have increased by $0.59 per thousand cubic feet compared with the fourth quarter of 2001. North American natural gas realizations have improved reflecting the strong North American gas market.

     Fourth quarter production of 3,590 mboe/d benefited from seven new field start-ups at Horn Mountain, Aspen and Princess in the Gulf of Mexico; Nam Con Son in Vietnam; ETAP satellites and Wollaston Whittle in the UK and Edfu in Egypt. Increased production was partly offset by the effects of Gulf of Mexico hurricanes, shut-ins in Venezuela and an earthquake in Alaska.

     The full year result reflects production growth of 4.5% for liquids and 0.9% for natural gas (2.9% overall), a 6% decrease in unit lifting costs and slightly higher liquids realizations, which were more than offset by significantly lower natural gas realizations. Production increases for the year were lower than planned due to a number of factors, including lower gas demand resulting from warm weather in the UK, OPEC reductions, severe storm patterns in the Gulf of Mexico, the general strike in Venezuela and operational problems in Alaska and in the UK.

     The reserve replacement ratio for the year was 175% with 2,016 billion barrels of oil equivalent booked through discoveries, extensions, revisions and improved recovery. Reserve replacement has exceeded production for ten consecutive years at an average ratio of 145% over that period.

     In support of growth, 2002 capital expenditure at $9.7 billion (including $434 million of acquisitions) was 9% higher than 2001. During the quarter the development of Atlantis in the Gulf of Mexico and an expansion of the development at In Amenas in Algeria were approved and there were a total of six discoveries in the Gulf of Mexico, Angola and Egypt.

     In December, the sale of the Arbroath, Montrose and Arkwright fields in the North Sea to Paladin Resources was announced. In January, we announced the sale of our stake in the North Sea Forties oil field, together with a package of shallow-water assets in the Gulf of Mexico, to Apache. Also in January, we completed the sale of 20% of our upstream interests in Trinidad to Repsol. We also announced a transaction with Amerada Hess, under which BP will exchange its interest in block A-18 of the Malaysia Thailand Joint Development Area for Amerada Hess's interests in Colombia. In February, we announced the sale of a 12.5% share in the Tangguh liquefied natural gas project in Indonesia to China National Offshore Oil Corporation.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                               Three months ended              Year ended
                                                                  December 31                 December 31
                                                                  (Unaudited)
                                                               2002           2001        2002            2001
                                                             ---------------------      ----------------------
   Turnover                                      - $m        12,041          7,522      37,357           39,442
   Total replacement cost operating profit       - $m            72            102         354             488

     On January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other businesses and corporate to Gas and Power. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date and comparative information has been restated.

     Turnover for the three months and year ended December 31, 2002 was $12,041 million and $37,357 million, compared with $7,522 million and $39,442 million for the same periods in 2001. The increase for the quarter reflects higher natural gas prices and sales volumes. For the year, higher natural gas sales volumes were more than offset by lower prices, particularly in North America.

     Replacement cost operating profit for the three months and year ended December 31, 2002 was $72 million and $354 million respectively, compared with $102 million and $488 million a year ago. The result for the year 2002 includes special charges of $30 million related to the impairment of a cogeneration power plant in the UK. The fourth quarter result was down versus the prior year due to the absence of contributions from Ruhrgas, partly offset by higher volumes and margins in marketing and trading. The sale of the Ruhrgas shareholding was effective August 1, 2002.

     The full year result is down on 2001 due to a lower contribution from Ruhrgas and a weaker marketing and trading environment, partly offset by better performance in the NGL business and increased natural gas sales volumes, up by 15%.

     During the fourth quarter, BP announced a restructuring of its Solar operation and the withdrawal from Thin Film manufacturing. We also announced the start-up of our 22.5 megawatt wind farm at the Nerefco oil refinery in the Netherlands and the first commercial sale of green electricity into the Dutch national power grid. The refinery and the wind farm are jointly (BP 69%) owned with ChevronTexaco. In the fourth quarter BP took delivery of the British Trader, the first of three new leased LNG ships.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                                 Three months ended               Year ended
                                                                    December 31                   December 31
                                                                    (Unaudited)
                                                                 2002           2001         2002              2001
                                                              ----------------------      -------------------------
   Turnover                                        - $m        33,443         26,528      125,836           120,233
   Total replacement cost operating (loss) profit  - $m           (36)           379          872             3,573
   Total refined product sales                     - mb/d       6,360          6,447        6,563             6,206
   Refinery throughputs                            - mb/d       3,157          2,847        3,103             2,929
   Global Indicator Refining Margin (a)            - $/bbl       2.76           2.40         2.11              4.06

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

     Turnover for the three months and year ended December 31, 2002 was $33,443 million and $125,836 million respectively, compared with $26,528 million and $120,233 million, for the same periods in the prior year. The increase in turnover for the fourth quarter and year is due primarily to volume increases from the Veba acquisition. Results for Veba have been included from February 1, 2002.

     Replacement cost operating loss for the three months ended December 31, 2002 was $36 million compared with profit of $379 million for the corresponding period of 2001. For the year, replacement cost operating profit was $872 million in 2002 compared with $3,573 million in the prior year. The results for the fourth quarter and year 2002 include special charges of $420 million and $415 million respectively. For the fourth quarter 2002, special items include $261 million Veba integration costs, $116 million restructuring costs, a $35 million write-down of retail assets in Venezuela and $8 million costs associated with the Olympic pipeline incident. Special items for the year also included business interruption insurance proceeds of $184 million, mostly offset by additional Veba integration costs of $87 million, additional costs of $54 million related to the Olympic pipeline incident, $22 million settlement costs associated with a pre-acquisition ARCO US MTBE supply contract and $16 million other integration costs. The results are also after charging depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill, arising from the ARCO and Burmah Castrol acquisitions in 2000 of $203 million and $794 million for the fourth quarter and year respectively, and $193 million and $770 million for the corresponding periods in 2001.

     The decrease in the fourth quarter result was primarily due to lower US retail and US West Coast refining margins, which more than offset the contribution from Veba. Refining throughputs increased by 11% compared with a year ago due to Veba and a smaller maintenance programme in the USA. Marketing volumes increased by 15%, but were down slightly excluding Veba. Shop sales increased by 66%, 7% excluding Veba.

     The result for the year reflects the impact of a halving of worldwide refining margins with a further adverse effect from price differentials in BP's crude oil mix, and lower US retail margins, with some offset from Veba. Refining throughputs increased by 6% over the previous year and marketing volumes increased by 10%, primarily due to Veba. Excluding Veba, marketing volumes were slightly down. Retail shop sales grew 60% due to Veba and the increased number of BP Connect stations, 10% excluding Veba.

     A total of 486 BP Connect stations were open in the USA, Europe, Australia and New Zealand at year end compared with 339 at the end of 2001. In addition, BP has reimaged over 10,000 retail stations worldwide to BP's new Helios logo.

     In December, BP completed the sale of its interest in the Colonial Pipeline in the USA. BP also announced that it had signed an agreement to sell 494 service stations to PKN Orlen. On 10 February, BP announced that it had agreed to sell a 45% stake in the Bayernoil Refinery, an 18% stake in the Trans Alpine Pipeline (TAL), 247 retail stations in Germany, 55 stations in Hungary and 11 in Slovakia to OMV AG for (euro)377 million in cash and assumption of debt. The sale is conditional on regulatory approvals and the nonexercise of certain pre-emption rights. The sale of the German assets enables BP to fully comply with the conditions imposed by the German Federal Cartel Office (FCO) when it approved BP's acquisition of Veba Oil in April 2002.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                                 Three months ended              Year ended
                                                                    December 31                 December 31
                                                                    (Unaudited)
                                                                2002           2001        2002            2001
                                                               --------------------       ---------------------
   Turnover                                        - $m        3,118          2,481      13,064          11,515
   Total replacement cost operating profit (loss)  - $m          104            (67)        515             128
   Production (a)                                  - kte       6,609          6,048      26,988          22,716
   Chemicals Indicator Margin (b)                  - $/te        100(c)         112         102(c)          109

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the fourth quarter is based on two months' actual and one month of provisional data.


     Turnover for the three months and year ended December 31, 2002 was $3,118 million and $13,064 million respectively, compared with $2,481 million and $11,515 million for the equivalent periods in 2001. The increase in turnover for the fourth quarter and year primarily reflects higher production as a result of acquisitions, organic growth and improved site reliability.

     Replacement cost operating profit for the three months ended December 31, 2002, was $104 million, down from $132 million in the third quarter and up from an operating loss of $67 million a year ago. The results for the fourth quarter and year 2002 include special charges of $35 million and $250 million respectively. Special items for the fourth quarter include $17 million Solvay integration costs and $18 million for restructuring. The special items for the year also include a $140 million write-down of our Indonesian manufacturing assets following a review of its immediate prospects and opportunities for future growth in a highly competitive regional market, and $75 million additional integration and restructuring costs.

     The decline in fourth quarter replacement cost operating profit compared with the third quarter of 2002 was the result of margin compression due to higher feedstock costs, particularly in Europe, and weaker demand. The fourth quarter result was an increase of $171 million over a year ago, reflecting higher production and lower costs than in 2001, despite a weaker environment. The year's result was an increase of $387 million, in an overall trading environment which was similar. This improvement was driven by lower costs and increased production.

     Chemicals production of 6,609 thousand tonnes in the fourth quarter was down 271 thousand tonnes on the previous quarter, as demand weakened. Production for the year was 26,988 thousand tonnes, up 19%, as a result of new production from existing and acquired assets.

     Major restructuring continued throughout the year, aimed at repositioning the portfolio and lowering the cost base. The fourth quarter and full year results include $14 million and $39 million respectively for restructuring costs not classified as special items.

     During the fourth quarter, we announced the intention to exit from a polyethylene joint venture in Bataan, Philippines and the closure of an older 118 thousand tonnes per annum high-density polyethylene plant at Deer Park, Texas. Also during the quarter, we sold one of the remaining Burmah Castrol chemicals businesses and have since announced the sale of the other two. We also announced the formation of an acetic acid joint venture in Taiwan and plans to expand our olefins production at Chocolate Bayou, Texas.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OTHER BUSINESSES AND CORPORATE

                                                         Three months ended              Year ended
                                                            December 31                  December 31
                                                            (Unaudited)
                                                         2002           2001        2002            2001
                                                        --------------------       ---------------------
   Turnover                                - $m           131            146         510             549
   Replacement cost operating (loss)       - $m          (207)          (175)       (701)           (523)

     Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The result for the fourth quarter includes special charges of $61 million comprising a provision of $15 million for future rentals on surplus leasehold property and a charge of $46 million for environmental liabilities. Special items for the year also include additional provision of $125 million to cover future rental payments on surplus leasehold property.

EXCEPTIONAL ITEMS

                                                               Three months ended              Year ended
                                                                  December 31                 December 31
                                                                  (Unaudited)
                                                               2002           2001        2002            2001
                                                            -------------------------   -------------------------
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations          - $m       (893)           (38)      1,168              535
   Taxation credit (charge)                         - $m         21             26        (125)            (370)
                                                            -------         ------      ------            -----
   Exceptional items after taxation                 - $m       (872)           (12)      1,043              165
                                                            -------         ------      ------            -----

     Exceptional items for the fourth quarter include provisions for losses on disposal of certain upstream interests announced since the year end and profit on disposal of BP's interest in the Colonial pipeline in the USA. Exceptional items for the year also included profits from disposal of our Ruhrgas interest and a US downstream electronic payment system and a gain on the redemption of certain preferred partnership interests BP retained following the disposal in 2000 of the Altura Energy common interest in exchange for BP loan notes held by the partnership.

OUTLOOK

     The world economy slowed during the fourth quarter with weaker growth in both the USA and much of Continental Europe. Evidence of sustained recovery is limited and confidence fragile.

     Brent crude oil prices have recently exceeded $30 per barrel compared to an average of $27 in the fourth quarter. Venezuelan oil production declined sharply as a result of the general strike that commenced in early December but has now begun to recover. Other OPEC producers have raised production to replace some of this lost output. Crude oil inventories have fallen, especially in the USA, and are below normal seasonal levels. The prospect for crude oil prices is particularly uncertain, and will be affected by such issues as the timing and extent of developments in Venezuela and Iraq and global economic growth.

     US natural gas prices have strengthened further as demand has firmed seasonally, oil prices have increased and production has been weak. Prices are expected to remain at a premium to residual fuel oil through the winter heating season.

     Refining margins have risen sharply in face of declining US product stocks and refinery turnarounds. Global oil product demand is recovering but margins remain susceptible to crude supply uncertainties.

     Retail margins weakened towards the end of the fourth quarter, especially in the USA, and this trend has continued into the first quarter. Margins remain vulnerable to further volatility in oil product prices.

     The Chemicals business environment has remained weak, with demand soft and margins under pressure from high feedstock prices.

     Capital expenditure for 2002 was $13.5 billion, excluding acquisitions, and is projected to be in the range of $14-14.5 billion in 2003.

     Our strategy remains to create value from a distinctive set of opportunities, biased towards the upstream, which, through a disciplined approach to long term investment growth, can produce returns which are both secure and highly competitive.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Group Results' and the statements under `Outlook', with regard to hydrocarbon production growth and targets, the outlook for economic recovery, trends in the trading environment, the timing of new projects, oil and gas prices and margins, refining margins, expected realizations on gas sales, inventory and product stock levels, planned product phase-outs, capacity utilization, capital expenditure trends and targets, working capital, profitability, results of operation, dividend payments and liquidity or financial position are all forward-looking in nature.
Forward-looking statements are also identified by such phrases as `will', `expects', `is expected to', `should', `may', `is likely to', `intends' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2001 and the Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.

2002 DIVIDENDS

On February 11, 2002, BP p.l.c. announced a fourth quarterly dividend for 2002 of 6.25 cents per ordinary share of 25 cents (ordinary shares), representing $0.375 per American Depositary Share (ADS) amounting to $1,398 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is February 28, 2002, with payment to be made on March 24, 2003.

The dividend payable on March 24, 2003 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.04) attaching to the dividend, less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.36, a gross dividend for tax purposes of $0.40 and a potential tax credit of $0.04 per ADS.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on March 24, 2003.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                           Three months ended                     Year ended
                                                               December 31                        December 31
                                                               (Unaudited)
                                                          2002             2001              2002             2001
                                                          ---------------------              ---------------------
                                                                      ($ million, except per share amounts)



Turnover - Note 3                                       50,135           37,114           180,186          175,389
Less: joint ventures                                       413              297             1,465            1,171
                                                      --------         --------          --------         --------
Group turnover                                          49,722           36,817           178,721          174,218

Replacement cost of sales                               42,858           31,899           155,528          147,001
Production taxes - Note 4                                  362              336             1,274            1,689
                                                      --------         --------          --------         --------
Gross profit                                             6,502            4,582            21,919           25,528
Distribution and administration expenses                 3,604            3,076            12,632           10,918
Exploration expense - Note 5                               179              144               644              480
                                                      --------         --------          --------         --------
                                                         2,719            1,362             8,643           14,130
Other income                                               218              208               641              694
                                                      --------         --------          --------         --------
Group replacement cost operating profit                  2,937            1,570             9,284           14,824
Share of profits of joint ventures                          83               91               346              443
Share of profits of associated undertakings                161              219               616              760
                                                      --------         --------          --------         --------
Total replacement cost operating profit - Note 6         3,181            1,880            10,246           16,027
Profit (loss) on sale of fixed assets and businesses
  or termination of operations - Note 7                   (893)             (38)            1,168              535
                                                      --------         --------          --------         --------
Replacement cost profit before interest
  and tax - Note 6                                       2,288            1,842            11,414           16,562
Inventory holding gains (losses) - Note 8                 (174)          (1,297)            1,129           (1,900)
                                                      --------         --------          --------         --------
Historical cost profit before interest and tax           2,114              545            12,543           14,662
Interest expense - Note 9                                  332              414             1,279            1,670
                                                      --------         --------          --------         --------
Profit before taxation                                   1,782              131            11,264           12,992
Taxation - Note 10                                       1,125              711             4,342            6,375
                                                      --------         --------          --------         --------
Profit (loss) after taxation                               657             (580)            6,922            6,617
Minority shareholders' interest                              6               23                77               61
                                                      --------         --------          --------         --------
Profit (loss) for the period (a)                           651             (603)            6,845            6,556
                                                      ========         ========          ========         ========
Earnings per ordinary share - cents (a)
     Basic                                                2.92            (2.67)            30.55            29.21
     Diluted                                              2.92            (2.64)            30.41            29.04
                                                      --------         --------          --------         --------
Earnings per American Depositary Share - cents (a)
     Basic                                               17.52           (16.02)           183.30           175.26
     Diluted                                             17.52           (15.84)           182.46           174.24
                                                      --------         --------          --------         --------

Average number of outstanding ordinary
shares (thousands)                                  22,351,122       22,396,315        22,397,126       22,435,737
                                                    ==========       ==========        ==========       ==========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                 December 31, 2002                       December 31, 2001
                                                            -----------------------                 -----------------------
                                                                                      ($ million)
Fixed assets
   Intangible assets                                                         15,566                                  16,489
   Tangible assets                                                           87,682                                  77,410
   Investments                                                               10,811                                  11,963
                                                                            -------                                 -------
                                                                            114,059                                 105,862
Current assets
   Inventories                                             10,181                                    7,631
   Receivables                                             33,150                                   26,669
   Investments                                                215                                      450
   Cash at bank and in hand                                 1,520                                    1,358
                                                          -------                                  -------
                                                           45,066                                   36,108
                                                          -------                                  -------

Current liabilities - falling due within one year
   Finance debt                                            10,086                                    9,090
   Accounts payable and accrued liabilities                36,215                                   28,524
                                                          -------                                  -------
                                                           46,301                                   37,614
                                                          -------                                  -------

Net current liabilities                                                      (1,235)                                 (1,506)
                                                                            -------                                 -------
Total assets less current liabilities                                       112,824                                 104,356

Noncurrent liabilities
   Finance debt                                            11,922                                   12,327
   Accounts payable and accrued liabilities                 3,455                                    3,086
   Provisions for liabilities and charges
      Deferred tax                                         13,514                                   11,702
      Other                                                13,886                                   11,482
                                                          -------                                  -------
                                                                             42,777                                  38,597
                                                                            -------                                 -------
Net assets                                                                   70,047                                  65,759
Minority shareholders' interest - equity                                        638                                     598
                                                                            -------                                 -------
BP shareholders' interest (a) - Note 14                                      69,409                                  65,161
                                                                            =======                                 =======

Represented by:
Capital shares
   Preference                                                                    21                                      21
   Ordinary                                                                   5,595                                   5,608
Paid-in surplus                                                               4,243                                   4,014
Merger reserve                                                               27,033                                  26,983
Retained earnings                                                            32,344                                  28,312
Other reserves                                                                  173                                     223
                                                                            -------                                 -------
                                                                             69,409                                  65,161
                                                                            =======                                 =======

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Three months ended                     Year ended
                                                                      December 31                       December 31
                                                                      (Unaudited)
                                                                 2002             2001             2002             2001
                                                              ------------------------          ------------------------
                                                                                      ($ million)
Net cash inflow from operating activities                       6,197            5,547           19,342           22,409
                                                              -------          -------          -------          -------
Dividends from joint ventures                                      69               12              198              104
                                                              -------          -------          -------          -------
Dividends from associated undertakings                             65              104              368              528
                                                              -------          -------          -------          -------
Servicing of finance and returns on investments
Interest received                                                  63               83              231              256
Interest paid                                                    (335)            (229)          (1,204)          (1,282)
Dividends received                                                 38               35              102              132
Dividends paid to minority shareholders                           (11)             (38)             (40)             (54)
                                                              -------          -------          -------          -------
Net cash outflow from servicing of finance
and returns on investments                                       (245)            (149)            (911)            (948)
                                                              -------          -------          -------          -------
Taxation
UK corporation tax                                               (419)            (454)            (979)          (1,058)
Overseas tax                                                     (642)            (968)          (2,115)          (3,602)
                                                              -------          -------          -------          -------
Tax paid                                                       (1,061)          (1,422)          (3,094)          (4,660)
                                                              -------          -------          -------          -------

Capital expenditure
Payments for fixed assets                                      (3,544)          (3,688)         (12,116)         (12,214)
Proceeds from the sale of fixed assets                            726              615            2,470            2,365
                                                              -------          -------          -------          -------
Net cash outflow for capital expenditure                       (2,818)          (3,073)          (9,646)          (9,849)
                                                              -------          -------          -------          -------

Acquisitions and disposals
Investments in associated undertakings                           (215)            (179)            (971)            (586)
Proceeds from sale of investment in Ruhrgas                         -                -             2,338               -
Acquisitions, net of cash acquired                                (28)            (602)          (4,324)          (1,210)
Net investment in joint ventures                                 (217)            (220)            (354)            (497)
Proceeds from the sale of businesses                              304              231            1,974              538
                                                              -------          -------          -------          -------
Net cash outflow for acquisitions and disposals                  (156)            (770)          (1,337)          (1,755)
                                                              -------          -------          -------          -------
Equity dividends paid                                          (1,340)          (1,232)          (5,264)          (4,827)
                                                              -------          -------          -------          -------
Net cash inflow (outflow)                                         711             (983)            (344)           1,002
                                                              =======          =======          =======          =======

Financing                                                         304             (855)            (181)             972
Management of liquid resources                                    (56)             (65)            (220)            (211)
Increase (decrease) in cash                                       463              (63)              57              241
                                                              -------          -------          -------          -------
                                                                  711             (983)            (344)           1,002
                                                              =======          =======          =======          =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded

                                                                            Three months ended                 Year ended
                                                                                December 31                    December 31
                                                                                (Unaudited)
                                                                            2002           2001           2002           2001
                                                                          ---------------------         ---------------------
                                                                                              ($ million)

Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax                             2,114            545         12,543         14,662
Depreciation and amounts provided                                          2,515          2,457         10,401          8,858
Exploration expenditure written off                                          124             85            385            238
Share of profits of joint ventures and associated undertakings              (250)          (303)          (966)        (1,194)
Interest and other income                                                   (115)          (132)          (358)          (478)
(Profit) loss on sale of fixed assets and businesses                         895             36         (1,166)          (537)
Charge for provisions                                                        451            187          1,277          1,008
Utilization of provisions                                                   (424)          (221)        (1,427)        (1,119)
Decrease (increase) in stocks                                                (63)         1,368         (1,521)         1,490
Decrease (increase) in debtors                                              (269)         1,241         (2,672)         1,989
Increase (decrease) in creditors                                           1,219            284          2,846         (2,508)
                                                                         -------        -------        -------        -------
Net cash inflow from operating activities                                  6,197          5,547         19,342         22,409
                                                                         =======        =======        =======        =======
Financing
Long-term borrowing                                                         (651)          (267)        (3,707)        (1,296)
Repayments of long-term borrowing                                            905            434          2,369          2,602
Short-term borrowing                                                      (3,970)        (2,764)        (9,849)        (6,257)
Repayments of short-term borrowing                                         4,037          1,656         10,451          4,823
                                                                         -------        -------        -------        -------
                                                                             321           (941)          (736)          (128)

Issue of ordinary share capital                                              (17)           (13)          (195)          (181)
Repurchase of ordinary share capital                                           -             99            750          1,281
                                                                         -------        -------        -------        -------
Net cash (inflow) outflow from financing                                     304           (855)          (181)           972
                                                                         =======        =======        =======        =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The financial information for the years ended December 31, 2002 and 2001 included in this Report has been extracted from BP's 2002 Annual Report and Accounts. These accounts were approved by a duly appointed and authorized committee of the Board of Directors at the Results Committee on February 11, 2003. The report of the auditors on those accounts was unqualified. The 2002 Annual Report and Accounts will be published in mid-March 2003. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2001 has been restated to reflect the changes described below.

     (a)  Transfer of solar, renewables and alternative fuels activities

          With  effect  from  January  1,  2002,   the  solar,   renewables  and
          alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.

     (b)  New accounting standard for deferred tax

          With effect from January 1, 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

          Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less tax in the future. In particular:

          o Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

          o Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

          Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

          Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

          As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


2. Restatement of comparative information - continued

Income statement                                                       Three months ended                   Year ended
                                                                        December 31, 2001                December 31, 2001
                                                                           (Unaudited)
                                                                     Restated       Reported         Restated         Reported
                                                                   -------------------------        --------------------------
                                                                             ($ million, except per share amounts)

Turnover                                                             37,114           37,114          175,389          175,389
Less: joint ventures                                                    297              297            1,171            1,171
                                                                   --------         --------         --------         --------
Group turnover                                                       36,817           36,817          174,218          174,218

Replacement cost of sales                                            31,899           31,872          147,001          146,893
Production taxes                                                        336              336            1,689            1,689
                                                                   --------         --------         --------         --------
Gross profit                                                          4,582            4,609           25,528           25,636
Distribution and administration expenses                              3,076            3,076           10,918           10,918
Exploration expense                                                     144              144              480              480
                                                                   --------         --------         --------         --------
                                                                      1,362            1,389           14,130           14,238
Other income                                                            208              208              694              694
                                                                   --------         --------         --------         --------
Group replacement cost operating profit                               1,570            1,597           14,824           14,932
Share of profits of joint ventures                                       91               91              443              443
Share of profits of associated undertakings                             219              219              760              760
                                                                   --------         --------         --------         --------
Total replacement cost operating profit (a)                           1,880            1,907           16,027           16,135
Profit (loss) on sale of fixed assets and
businesses or termination of operations                                 (38)             (38)             535              535
                                                                   --------         --------         --------         --------
Replacement cost profit before interest and tax                       1,842            1,869           16,562           16,670
Inventory holding gains (losses)                                     (1,297)          (1,297)          (1,900)          (1,900)
                                                                   --------         --------         --------         --------
Historical cost profit before interest and tax                          545              572           14,662           14,770
Interest expense                                                        414              414            1,670            1,670
                                                                   --------         --------         --------         --------
Profit before taxation                                                  131              158           12,992           13,100
Taxation                                                                711              537            6,375            5,017
                                                                   --------         --------         --------         --------
Profit (loss) after taxation                                           (580)            (379)           6,617            8,083
Minority shareholders' interest                                          23               26               61               73
                                                                   --------         --------         --------         --------
Profit (loss) for the period                                           (603)            (405)           6,556            8,010
                                                                   --------         --------         --------         --------
Distribution to shareholders                                          1,289            1,289            4,935            4,935
                                                                   --------         --------         --------         --------
Earnings per ordinary share - cents
Basic                                                                 (2.67)           (1.78)           29.21            35.70
Diluted                                                               (2.64)           (1.76)           29.04            35.48
                                                                   ========         ========         ========         ========
--------
(a) Total replacement cost operating profit, by business
Exploration and Production                                            1,641            1,655           12,361           12,417
Gas, Power and Renewables                                               102              106              488              521
Refining and Marketing                                                  379              392            3,573            3,625
Chemicals                                                               (67)             (67)             128              128
Other businesses and corporate                                         (175)            (179)            (523)            (556)
                                                                   --------         --------         --------         --------
                                                                      1,880            1,907           16,027           16,135
                                                                   ========         ========         ========         ========

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

2. Restatement of comparative information - concluded

   Balance sheet at December 31, 2001                                            Restated               Reported
                                                                                ---------              ---------
                                                                                           ($ million)
   Fixed assets
     Intangible assets                                                             16,489                 15,593
     Tangible assets                                                               77,410                 77,410
     Investments                                                                   11,963                 12,047
                                                                                 --------               --------
                                                                                  105,862                105,050
                                                                                 --------               --------
   Current assets                                                                  36,108                 36,108
   Current liabilities - amounts falling due within one year                       37,614                 37,614
                                                                                 --------               --------
   Net current liabilities                                                         (1,506)                (1,506)
                                                                                 --------               --------
   Total assets less current liabilities                                          104,356                103,544
   Noncurrent liabilities                                                          15,413                 15,413
   Provisions for liabilities and charges
     Deferred taxation                                                             11,702                  1,655
     Other provisions                                                              11,482                 11,482
                                                                                 --------               --------
   Net assets                                                                      65,759                 74,994
   Minority shareholders' interest - equity                                           598                    627
                                                                                 --------               --------
   BP shareholders' interest                                                       65,161                 74,367
                                                                                 ========               ========

                                                                  Three months ended                      Year ended
                                                                     December 31                          December 31
                                                                     (Unaudited)
                                                                2002              2001              2002              2001
                                                             -------------------------           -------------------------
                                                                                      ($ million)
3    Turnover
     By business
     Exploration and Production                                7,356             5,336            25,753            28,229
     Gas, Power and Renewables                                12,041             7,522            37,357            39,442
     Refining and Marketing                                   33,443            26,528           125,836           120,233
     Chemicals                                                 3,118             2,481            13,064            11,515
     Other businesses and corporate                              131               146               510               549
                                                             -------           -------           -------           -------
                                                              56,089            42,013           202,520           199,968
     Less: sales between businesses                            6,367             5,196            23,799            25,750
                                                             -------           -------           -------           -------
     Group excluding joint ventures                           49,722            36,817           178,721           174,218
     Sales of joint ventures                                     413               297             1,465             1,171
                                                             -------           -------           -------           -------
                                                              50,135            37,114           180,186           175,389
                                                             =======           =======           =======           =======

     By geographical area
     UK                                                       13,084            11,432            48,748            47,618
     Rest of Europe                                           11,720             8,657            46,518            36,701
     USA                                                      22,573            16,039            80,381            84,696
     Rest of World                                            10,845             7,285            34,401            33,911
                                                             -------           -------           -------           -------
                                                              58,222            43,413           210,048           202,926
     Less: sales between areas                                 8,500             6,596            31,327            28,708
                                                             -------           -------           -------           -------
                                                              49,722            36,817           178,721           174,218
                                                             =======           =======           =======           =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                              Three months ended                      Year ended
                                                                  December 31                         December 31
                                                                  (Unaudited)
                                                             2002              2001              2002              2001
                                                             ----------------------              ----------------------
                                                                                   ($ million)
4    Production taxes
     UK petroleum revenue tax                                  64               147               309               600
     Overseas production taxes                                298               189               965             1,089
                                                            -----             -----             -----             -----
                                                              362               336             1,274             1,689
                                                            =====             =====             =====             =====
5    Exploration expense
     Exploration and Production
         UK                                                     1                 9                27                14
         Rest of Europe                                         6                 7                47                22
         USA                                                   30                82               258               256
         Rest of World                                        142                46               312               188
                                                            -----             -----             -----             -----
                                                              179               144               644               480
                                                            =====             =====             =====             =====

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. BP presents financial information on a replacement cost basis in order to provide better comparability to the major US oil companies, which apply the last-in, first-out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. BP management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP's replacement cost basis. For further discussion of replacement cost operating profit see Item 3 of BP's Annual Report on Form 20-F for the year ended December 31, 2001.

                                                                 Three months ended                      Year ended
                                                                     December 31                         December 31
                                                                     (Unaudited)
                                                                2002              2001              2002              2001
                                                             -------------------------          --------------------------
                                                                                      ($ million)
7.   Analysis of exceptional items
     Profit (loss) on sale of fixed assets and
     businesses or termination of operations
     Exploration and Production                               (1,133)              (85)             (726)              195
     Gas, Power and Renewables                                   (33)                1             1,551               -
     Refining and Marketing                                      365                18               613               471
     Chemicals                                                  (122)             (130)             (256)             (297)
     Other businesses and corporate                               30               158               (14)              166
                                                              ------            ------            ------            ------
     Exceptional items before taxation                          (893)              (38)            1,168               535
     Taxation charge                                              21                26              (125)             (370)
                                                              ------            ------            ------            ------
     Exceptional items after taxation                           (872)              (12)            1,043               165
                                                              ======            ======            ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                         Three months ended                    Year ended
                                                                            December 31                        December 31
                                                                            (Unaudited)
                                                                        2002             2001             2002             2001
                                                                      -----------------------           -----------------------
                                                                                             ($ million)
8.   Inventory holding gains (losses)
     Exploration and Production                                           (2)              (5)               3               (6)
     Gas, Power and Renewables                                            41              (20)              51              (81)
     Refining and Marketing                                             (201)          (1,138)           1,049           (1,583)
     Chemicals                                                           (12)            (134)              26             (230)
                                                                      ------           ------           ------           ------
                                                                        (174)          (1,297)           1,129           (1,900)
     Minority shareholders' interest                                     -                -                 25              -
                                                                      ------           ------           ------           ------
                                                                        (174)          (1,297)           1,104           (1,900)
                                                                      ======           ======           ======           ======

9    Interest expense
     Group interest payable (a)                                          248              286            1,026            1,308
     Capitalized                                                         (33)              (7)            (100)             (81)
                                                                      ------           ------           ------           ------
                                                                         215              279              926            1,227
     Joint ventures                                                       14               21               58               70
     Associated undertakings                                              19               26               83              135
     Unwinding of discount on provisions                                  42               46              170              196
     Change in discount rate for provisions                               42               42               42               42
                                                                      ------           ------           ------           ------
                                                                         332              414            1,279            1,670
                                                                      ======           ======           ======           ======
------

(a)  Includes charges relating to the early redemption of debt            15                -               15               62
                                                                      ------           ------           ------           ------

10.  Charge for taxation
     Current                                                           1,112              550            3,148            5,131
     Deferred (a)                                                         13              161            1,194            1,244
                                                                      ------           ------           ------           ------
                                                                       1,125              711            4,342            6,375
                                                                      ======           ======           ======           ======
     United Kingdom                                                      366              174            1,436              940
     Overseas                                                            759              537            2,906            5,435
                                                                      ------           ------           ------           ------
                                                                       1,125              711            4,342            6,375
                                                                      ======           ======           ======           ======
------

(a)  Includes the adjustment to the North Sea deferred tax
     balance for the supplementary UK corporation tax of 10%               -                -              355                -
                                                                      ------           ------           ------           ------

11.  Reconciliation of replacement cost results
     Historical cost profit (loss) for the period                        651             (603)           6,845            6,556
     Inventory holding (gains) losses (a)                                174            1,297           (1,104)           1,900
                                                                      ------           ------           ------           ------
     Replacement cost profit for the period                              825              694            5,741            8,456
     Exceptional items (b)                                               872               12           (1,043)            (165)
                                                                      ------           ------           ------           ------
     Replacement cost profit before exceptional items                  1,697              706            4,698            8,291
                                                                      ------           ------           ------           ------
     Earnings per ordinary share - cents
     On replacement cost profit before exceptional items                7.58             3.17            20.97            36.95
                                                                      ======           ======           ======           ======

--------------

(a)  Net of minority shareholders' interest
(b)  Net of tax charge

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis

                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
                                                                       ($ million)
Three months
ended December 31, 2002
Group turnover
-   third parties                           2,232       11,690      32,604       3,065         131              -  49,722
-   sales between businesses                5,124          351         839          53           -         (6,367)      -
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
                                            7,356       12,041      33,443       3,118         131         (6,367) 49,722
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------

Share of sales by joint ventures              161            -         101         151           -              -     413
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Equity accounted income                       185            2          39           8          10              -     244
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------

Total replacement cost
operating profit (loss)                     3,248           72         (36)        104        (207)             -   3,181
Exceptional items                          (1,133)         (33)        365        (122)         30              -    (893)
Inventory holding gains
(losses)                                       (2)          41        (201)        (12)          -              -    (174)
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Historical cost profit (loss)
before interest and tax                     2,113           80         128         (30)       (177)             -    2,114
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Capital expenditure and
acquisitions                                2,573          123       1,046         285          61              -   4,088

Three months
ended December 31, 2001
Group turnover
-   third parties                           1,519        6,834      25,888       2,430         146              -  36,817
-   sales between businesses                3,817          688         640          51           -         (5,196)      -
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
                                            5,336        7,522      26,528       2,481         146         (5,196) 36,817
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------

Share of sales by joint ventures              123            -          73         101           -              -     297
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Equity accounted income                       118           72          96           7          17              -     310
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------

Total replacement cost
operating profit (loss)                     1,641          102         379         (67)       (175)             -   1,880
Exceptional items                             (85)           1          18        (130)        158              -     (38)
Inventory holding gains
(losses)                                       (5)         (20)     (1,138)       (134)          -              -  (1,297)
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Historical cost profit (loss)
before interest and tax                     1,551           83        (741)       (331)        (17)             -     545
                                      -----------   ----------   ---------   ---------  ----------   ------------  ------
Capital expenditure and
acquisitions                                2,153          301       1,116         594         264              -   4,428

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis - continued


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Three months ended December 31, 2002
Group turnover   -third parties                        9,175     9,814     21,871     8,862                -     49,722
                 -sales between areas                  3,909     1,906        702     1,983           (8,500)         -
                                                     -------  --------    -------   -------     ------------    -------
                                                      13,084    11,720     22,573    10,845           (8,500)    49,722
                                                     -------  --------    -------   -------     ------------    -------

Share of sales by joint ventures                          22       110         55       226                -        413
                                                     -------  --------    -------   -------     ------------    -------
Equity accounted income                                   (1)       (7)        34       218                -        244
                                                     -------  --------    -------   -------     ------------    -------

Total replacement cost operating profit                  793       171        957     1,260                -      3,181
Exceptional items                                        (37)      180       (776)     (260)               -       (893)
Inventory holding gains (losses)                         (13)      (27)      (164)       30                -       (174)
                                                     -------  --------    -------   -------     ------------    -------
Historical cost profit before interest and tax           743       324         17     1,030                -      2,114
                                                     -------  --------    -------   -------     ------------    -------

Capital expenditure and acquisitions                     434       398      1,708     1,548                -      4,088

Three months ended December 31, 2001
Group turnover   -third parties                        7,983     7,073     15,985     5,776                -     36,817
                 -sales between areas                  3,449     1,584         54     1,509           (6,596)         -
                                                     -------  --------    -------   -------     ------------    -------
                                                      11,432     8,657     16,039     7,285           (6,596)    36,817
                                                     -------  --------    -------   -------     ------------    -------

Share of sales by joint ventures                          13        30         82       172                -        297
                                                     -------  --------    -------   -------     ------------    -------
Equity accounted income                                    6        73         87       144                -        310
                                                     -------  --------    -------   -------     ------------    -------

Total replacement cost operating profit                  375       388        216       901                -      1,880
Exceptional items                                       (241)       40        (75)      238                -        (38)
Inventory holding gains (losses)                        (127)     (338)      (638)     (194)               -     (1,297)
                                                     -------  --------    -------   -------     ------------    -------
Historical cost profit before interest and tax             7        90       (497)      945                -        545
                                                     -------  --------    -------   -------     ------------    -------

Capital expenditure and acquisitions                     745       709      1,758     1,216                -      4,428

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis - continued

                                                           Gas,                                  Other
                                      Exploration         Power     Refining                businesses
By business                                   and           and          and                       and
                                       Production    Renewables    Marketing    Chemicals    corporate    Eliminations     Total
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
                                                                       ($ million)
Year ended December 31, 2002
Group turnover
-   third parties                           7,197        36,037      122,470       12,507          510               -   178,721
-   sales between businesses               18,556         1,320        3,366          557            -         (23,799)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
                                           25,753        37,357      125,836       13,064          510         (23,799)  178,721
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------

Share of sales by joint ventures              539             -          415          511            -               -     1,465
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Equity accounted income                       611           107          204          (12)          52               -       962
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------

Total replacement cost
operating profit (loss)                     9,206           354          872          515         (701)              -    10,246
Exceptional items                            (726)        1,551          613         (256)         (14)              -     1,168
Inventory holding gains
(losses)                                        3            51        1,049           26            -               -     1,129
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Historical cost profit (loss)
before interest and tax                     8,483         1,956        2,534          285         (715)              -    12,543
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Capital expenditure and
acquisitions                                9,699           408        7,753          823          428               -    19,111

Year ended December 31, 2001
Group turnover
-   third parties                           8,569        36,488      117,330       11,282          549               -   174,218
-   sales between businesses               19,660         2,954        2,903          233            -         (25,750)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
                                           28,229        39,442      120,233       11,515          549         (25,750)  174,218
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------

Share of sales by joint ventures              666             -          404          101            -               -     1,171
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Equity accounted income                       559           184          278          107           75               -     1,203
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------

Total replacement cost
operating profit (loss)                    12,361           488        3,573          128         (523)              -    16,027
Exceptional items                             195             -          471         (297)         166               -       535
Inventory holding gains
(losses)                                       (6)          (81)      (1,583)        (230)           -               -    (1,900)
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Historical cost profit (loss)
before interest and tax                    12,550           407        2,461         (399)        (357)              -    14,662
                                      -----------    ----------    ---------    ---------   ----------    ------------   -------
Capital expenditure and
acquisitions                                8,861           492        2,415        1,926          430               -    14,124


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis - concluded



                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Year ended December 31, 2002
Group turnover   - third parties                      34,075    38,538     78,282    27,826                -    178,721
                 - sales between areas                14,673     7,980      2,099     6,575          (31,327)         -
                                                     -------  --------    -------   -------     ------------    -------
                                                      48,748    46,518     80,381    34,401          (31,327)   178,721
                                                     -------  --------    -------   -------     ------------    -------

Share of sales by joint ventures                         129       298        236       802                -      1,465
                                                     -------  --------    -------   -------     ------------    -------
Equity accounted income                                   (5)      131        225       611                -        962
                                                     -------  --------    -------   -------     ------------    -------

Total replacement cost operating profit                1,696     1,703      2,890     3,957                -     10,246
Exceptional items                                        (88)    1,817       (242)     (319)               -      1,168
Inventory holding gains (losses)                          88       283        640       118                -      1,129
                                                     -------  --------    -------   -------     ------------    -------
Historical  cost profit  before  interest and tax      1,696     3,803      3,288     3,756                -     12,543
                                                     -------  --------    -------   -------     ------------    -------

Capital expenditure and acquisitions                   1,637     6,556      6,095     4,823                -     19,111

Year ended December 31, 2001
Group turnover   - third parties                      34,151    29,098     83,757    27,212                -    174,218
                 - sales between areas                13,467     7,603        939     6,699          (28,708)         -
                                                     -------  --------    -------   -------     ------------    -------
                                                      47,618    36,701     84,696    33,911          (28,708)   174,218
                                                     -------  --------    -------   -------     ------------    -------

Share of sales by joint ventures                          13        30        318       810                -      1,171
                                                     -------  --------    -------   -------     ------------    -------
Equity accounted income                                   11       235        309       648                -      1,203
                                                     -------  --------    -------   -------     ------------    -------

Total replacement cost operating profit                2,668     1,814      6,941     4,604                -     16,027
Exceptional items                                       (319)       33        289       532                -        535
Inventory holding gains (losses)                        (225)     (444)    (1,014)     (217)               -     (1,900)
                                                     -------  --------    -------   -------     ------------    -------
Historical  cost profit  before  interest and tax      2,124     1,403      6,216     4,919                -     14,662
                                                     -------  --------    -------   -------     ------------    -------

Capital expenditure and acquisitions                   2,128     1,787      6,160     4,049                -     14,124

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                              Three months ended               Year ended
                                                                 December 31                   December 31
                                                                 (Unaudited)
                                                              2002            2001           2002           2001
                                                           -----------------------        ----------------------
                                                                                ($ million)
13.  Analysis of changes in net debt
     Opening balance
     Finance debt                                           22,276          20,474         21,417         21,190
     Less:   Cash                                            1,005           1,438          1,358          1,170
             Current asset investments                         285             519            450            661
                                                           -------         -------        -------        -------
     Opening net debt                                       20,986          18,517         19,609         19,359
                                                           -------         -------        -------        -------
     Closing balance
     Finance debt                                           22,008          21,417         22,008         21,417
     Less:   Cash                                            1,520           1,358          1,520          1,358
             Current asset investments                         215             450            215            450
                                                           -------         -------        -------        -------
     Closing net debt                                       20,273          19,609         20,273         19,609
                                                           -------         -------        -------        -------
     (Increase) decrease in net debt                           713          (1,092)          (664)          (250)
                                                           =======         =======        =======        =======

     Movement in cash/bank overdrafts                          463             (63)            57            241
     (Decrease) increase in current asset investments          (56)            (66)          (220)          (211)
     Net cash (inflow) outflow from financing
     (excluding share capital)                                 321            (941)          (736)          (128)
     Partnership interests exchanged for BP loan notes           -               -          1,135              -
     Other movements                                            19             (16)            76            (36)
     Debt acquired                                              (3)             (8)        (1,002)           (55)
                                                           -------         -------        -------        -------
     Movements in net debt before exchange effects             744          (1,094)          (690)          (189)
     Exchange adjustments                                      (31)              2             26            (61)
                                                           -------         -------        -------        -------
     (Increase) decrease in net debt                           713          (1,092)          (664)          (250)
                                                           =======         =======        =======        =======



14.  Movement in BP shareholders' interest

                                                                                              $ million
     Balance at December 31, 2001                                                                74,367
     Prior year adjustment - change in accounting policy (see Note 2)                            (9,206)
                                                                                                 ------

     As restated                                                                                 65,161
     Profit for the year                                                                          6,845
     Distribution to shareholders                                                                (5,375)
     Currency translation differences                                                             3,333
     Issue of ordinary share capital for employee share schemes                                     195
     Repurchase of ordinary share capital                                                          (750)
                                                                                                 ------
     Balance at December 31, 2002                                                                69,409
                                                                                                 ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                             Three months ended December 31, 2002
                                                                                          (Unaudited)
                                                                       ------------------------------------------------
                                                                             As                                 US GAAP
     Increase (decrease) in caption heading                            Reported    Reclassification        Presentation
                                                                       ------------------------------------------------
                                                                                          ($ million)
     Consolidated statement of income
     Other income                                                           218                 142                 360
     Share of profits of JVs and associated undertakings                    244                (244)                  -
     Exceptional items before taxation                                     (893)                 (2)               (895)
     Inventory holding gains (losses)                                      (174)                 (4)               (178)
     Interest expense                                                       332                 (33)                299
     Taxation                                                             1,125                 (75)              1,050
     Profit for the period                                                  651                   -                 651


                                                                                   Year ended December 31, 2002
                                                                       ------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                                       ------------------------------------------------
                                                                                         ($ million)
     Consolidated statement of income
     Other income                                                           641                 563               1,204
     Share of profits of JVs and associated undertakings                    962                (962)                  -
     Exceptional items before taxation                                    1,168                  (2)              1,166
     Inventory holding gains (losses)                                     1,129                  (2)              1,127
     Interest expense                                                     1,279                (141)              1,138
     Taxation                                                             4,342                (262)              4,080
     Profit for the year                                                  6,845                   -               6,845

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (i) Group consolidation (concluded)

                                                                             Three months ended December 31, 2001
                                                                                            (Unaudited)
                                                                       ------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                                       ------------------------------------------------
                                                                                            ($ million)
     Consolidated statement of income
     Other income                                                           208                 168                 376
     Share of profits of JVs and associated undertakings                    310                (310)                  -
     Exceptional items before taxation                                      (38)                  1                 (37)
     Inventory holding gains (losses)                                    (1,297)                  6              (1,291)
     Interest expense                                                       414                 (47)                367
     Taxation                                                               711                 (88)                623
     Profit for the period                                                 (603)                  -                (603)

                                                                                   Year ended December 31, 2001
                                                                       ------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                                       ------------------------------------------------
                                                                                           ($ million)
     Consolidated statement of income
     Other income                                                           694                 692               1,386
     Share of profits of JVs and associated undertakings                  1,203              (1,203)                  -
     Exceptional items before taxation                                      535                   2                 537
     Inventory holding gains (losses)                                    (1,900)                  7              (1,893)
     Interest expense                                                     1,670                (205)              1,465
     Taxation                                                             6,375                (297)              6,078
     Profit for the year                                                  6,556                   -               6,556

     (ii) Income statement

          The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (iii)Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

     (iv) Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
         Increase (decrease) in caption heading              (Unaudited)
                                                         2002              2001           2002              2001
                                                       ------------------------         ------------------------
                                                                             ($ million)
         Replacement cost of sales                        182               245            852             1,091
         Taxation                                         (42)              913           (537)             (276)
         Profit for the period                           (140)           (1,158)          (315)             (815)
                                                       ======            ======         ======            ======

                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
         Tangible assets                                                                7,408               7,032
         Deferred taxation                                                              7,486               6,789
         BP shareholders' interest                                                        (78)                243
                                                                                 ============        ============

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (v)  Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable; and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives; there is no corresponding tangible fixed asset.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
         Increase (decrease) in caption heading              (Unaudited)
                                                         2002              2001           2002              2001
                                                       ------------------------        -------------------------
                                                                             ($ million)
         Replacement cost of sales                        164               270            334               523
         Interest expense                                 (84)              (88)          (212)             (238)
         Taxation                                        (106)              (35)          (130)             (103)
         Profit for the period                             26              (147)             8              (182)
                                                       ======            ======        =======            ======


                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
         Tangible assets                                                                (1,297)               (785)
         Provisions                                                                        412                 780
         Deferred taxation                                                                (621)               (511)
         BP shareholders' interest                                                      (1,088)             (1,054)
                                                                                        ======               s=====

     (vi) Impairment

          Both UK and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

          For UK GAAP to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value) the fixed asset is written down to its recoverable amount.

          UK GAAP permits assets and liabilities acquired on a business combination to be revised in the year following that in which the acquisition was made. US GAAP does not permit such adjustments.

          In 2001 a revision of $911 million to the previously reported fair values for tangible fixed assets relating to the 2000 acquisition of Atlantic Richfield Company (ARCO) under UK GAAP has been reflected as a charge for impairment under US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

    (vi)  Impairment (concluded)

          The adjustments to profit for the period to accord with US GAAP are shown below. There is no impact on BP shareholders' interest. The consequential Balance Sheet adjustments are reflected in (iv) Deferred Taxation/Business Combinations and (viii) Goodwill.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
         Increase (decrease) in caption heading              (Unaudited)
                                                         2002              2001           2002              2001
                                                       ------------------------        -------------------------
                                                                             ($ million)
         Replacement cost of sales                          -             1,150              -             1,150
         Taxation                                           -              (239)             -              (239)
         Profit for the period                              -              (911)             -              (911)
                                                       ======            ======        =======            ======

     (vii)Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction.

          A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP. A further provision has been recognized in 2002 under UK GAAP, which has also been reversed for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

          The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
         Increase (decrease) in caption heading              (Unaudited)
                                                         2002              2001           2002              2001
                                                     -----------------------------    -----------------------------
                                                                             ($ million)
         Replacement cost of sales                          4                 6            (40)               51
         Taxation                                           -               (13)            16               (15)
         Profit for the period                             (4)                7             24               (36)
                                                     ===========       ===========    ===========       ===========

                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
         Tangible assets                                                                   161                171
         Other accounts payable and accrued liabilities                                     27                 30
         Provisions                                                                       (117)               (65)
         Finance debt                                                                      413                413
         Deferred taxation                                                                 (56)               (73)
         BP shareholders' interest                                                        (106)              (134)
                                                                                  ============       ============

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (viii)Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
          Increase (decrease) in caption heading             (Unaudited)
                                                         2002              2001           2002              2001
                                                     --------------------------       --------------------------
                                                                             ($ million)
          Replacement cost of sales                      (325)              (15)        (1,302)              (60)
          Taxation                                          -                 -              -                 -
          Profit for the period                           325                15          1,302                60
                                                     ========           =======    ===========       ===========

                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
          Intangible assets                                                                (84)           (1,414)
          Deferred taxation                                                                  -                 -
          BP shareholders' interest                                                        (84)           (1,414)
                                                                                   ===========       ============

          Profit for the period, as adjusted to accord with US GAAP, for the three month and twelve month periods ended December 31, 2001, adjusted to exclude amortization of goodwill no longer being amortized pursuant to SFAS 142 is shown below.

                                                                  Three months ended              Year ended
                                                                   December 31, 2001          December 31, 2001
                                                                      (Unaudited)
                                                                  ------------------          -----------------
                                                                                   ($ million)
         (Loss) profit for the period applicable
            to ordinary shares as adjusted to accord
            with US GAAP, as reported                                    (2,775)                      4,162
         Add back goodwill amortization                                     312                       1,228
                                                                         ------                      ------
         (Loss) profit for the period as adjusted to accord
           with US GAAP, as adjusted                                     (2,463)                      5,390
                                                                         ------                      ------
         Per ordinary share - cents
              Basic - as reported                                        (12.39)                      18.55
              Adjustment                                                   1.39                        5.47
                                                                         ------                      ------
              Basic - as adjusted                                        (11.00)                      24.02
                                                                         ------                      ------
              Diluted - as reported                                      (12.32)                      18.44
              Adjustment                                                   1.39                        5.44
                                                                         ------                      ------
              Diluted - as adjusted                                      (10.93)                      23.88
                                                                         ------                      ------
         Per American Depositary Share - cents
              Basic - as reported                                        (74.34)                     111.30
              Adjustment                                                   8.34                       32.82
                                                                         ------                      ------
              Basic - as adjusted                                        (66.00)                     144.12
                                                                         ------                      ------
              Diluted - as reported                                      (73.92)                     110.64
              Adjustment                                                   8.34                       32.64
                                                                         ------                      ------
              Diluted - as adjusted                                      (65.58)                     143.28
                                                                         ------                      ------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

    (viii)Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the year ended December 31, 2002 are shown below.

                                                   Exploration                         Other
                                                   expenditure       Goodwill    intangibles          Total
                                                   -----------       --------    -----------       --------
                                                                        ($ million)
         Net book amount
         At January 1, 2002                              5,334          9,453            588         15,375
         Amortization expense                             (385)             -           (189)          (574)
         Acquisitions                                        -            545              -            545
         Other movements                                    (5)           356             89            440
                                                       -------        -------        -------        -------
         At December 31, 2002                            4,944         10,354            488         15,786
                                                       =======        =======        =======        =======

          Amortization expense relating to other intangibles is expected to be in the range $100-$200 million in each of the succeeding five years.

          During the second quarter of 2002 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

     (ix) Derivative financial instruments and hedging activities

          On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

          SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax). Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, 'Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"' (EITF 02-3). Under this consensus trading inventories should be recorded on the balance sheet at historical cost. The Group marks trading inventories to market at the balance sheet date. Thus a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (ix) Derivative financial instruments and hedging activities (concluded)

                                                          Three months ended                   Year ended
                                                              December 31                      December 31
         Increase (decrease) in caption heading               (Unaudited)
                                                         2002              2001           2002              2001
                                                     -----------------------------    -----------------------------
                                                                             ($ million)
         Replacement cost of sales                         54               210           (842)              481
         Taxation                                         (30)              (73)           302              (168)
         Profit for the period before cumulative
         effect of accounting change                      (24)             (137)           540              (313)
         Cumulative effect of accounting
         change, net of taxation                            -                 -              -              (362)
         Profit for the period                            (24)             (137)           540              (675)
                                                       ======            ======         ======            ======

                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
         Inventories                                                                      (209)                 -
         Accounts payable and accrued liabilities                                          (13)             1,038
         Deferred taxation                                                                 (61)              (363)
         BP shareholders' interest                                                        (135)              (675)
                                                                                       =======            =======

     (x)  Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                          Three months ended                   Year ended
                                                             December 31                      December 31
         Increase (decrease) in caption heading              (Unaudited)
                                                         2002              2001           2002              2001
                                                     -----------------------------    -----------------------------
                                                                             ($ million)
         Profit (loss) on sale of fixed assets and
           businesses or termination of operations          -               242              -               242
         Replacement cost of sales                          6                 -             27                 -
         Taxation                                          (2)               85             (9)               85
         Profit for the period                             (4)              157            (18)              157
                                                     ===========       ===========    ===========       ===========

                                                                                        At                 At
                                                                                   December 31,      December 31,
                                                                                      2002               2001
                                                                                   -----------        ------------
                                                                                            ($ million)
         Intangible assets                                                                167                188
         Accounts payable and accrued liabilities                                         (52)               (54)
         Deferred taxation                                                                 77                 85
         BP shareholders' interest                                                        142                157
                                                                                  ===========        ===========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (xi) Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At                 At
                                                                                   December 31,       December 31,
         Increase (decrease) in caption heading                                       2002               2001
                                                                                  ------------        ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                       (159)               (266)
         BP shareholders' interest                                                        (159)               (266)
                                                                                  ============        ============

     (xii)Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At                At
                                                                                   December 31,      December 31,
         Increase (decrease) in caption heading                                        2002              2001
                                                                                   -----------       ------------
                                                                                            ($ million)
         Other accounts payable and accrued liabilities                                 (1,398)            (1,288)
         BP shareholders' interest                                                       1,398              1,288
                                                                                   ===========       ============

     (xiii)Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                      At                 At
                                                                                 December 31,        December 31,
         Increase (decrease) in caption heading                                      2002               2001
                                                                                 ------------        -----------
                                                                                            ($ million)
         Fixed assets - Investments                                                        52                 (3)
         Deferred taxation                                                                 18                 (1)
         BP shareholders' interest                                                         34                 (2)
                                                                                 ============        ===========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (xiv)Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                                      At                  At
                                                                                 December 31,        December 31,
         Increase (decrease) in caption heading                                      2002                2001
                                                                                 -------------       ------------
                                                                                            ($ million)
         Intangible assets                                                                 137                112
         Other receivables falling due after more than one year                         (1,211)            (1,015)
         Noncurrent liabilities - accounts payable accrued liabilities                   2,459                548
         Deferred taxation                                                              (1,247)              (509)
         BP shareholders' interest                                                      (2,286)              (942)
                                                                                      ===========        ===========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of inventory valuation.

     Profit for the period                                                       Three months ended               Year ended
                                                                                    December 31                   December 31
                                                                                    (Unaudited)
                                                                                 2002          2001(a)       2002           2001(a)
                                                                               --------------------        ---------------------
                                                                                                   ($ million)
     Profit as reported in the consolidated statement of income                   651          (603)        6,845         6,556

     Adjustments:
                                                                               ------        ------        ------        ------
     Deferred taxation/business combinations (iv)                                (140)       (1,158)         (315)         (815)
     Provisions (v)                                                                26          (147)            8          (182)
     Impairment (vi)                                                                -          (911)            -          (911)
     Sale and leaseback (vii)                                                      (4)            7            24           (36)
     Goodwill (viii)                                                              325            15         1,302            60
     Derivative financial instruments (ix)                                        (24)         (137)          540          (313)
     Gain arising on asset exchange (x)                                            (4)          157           (18)          157
     Other                                                                          3             3            11            10
                                                                               ------        ------        ------        ------
                                                                                  182        (2,171)        1,552        (2,030)
                                                                               ------        ------        ------        ------
     Profit (loss) for the period before cumulative effect of
     accounting change as adjusted to accord with US GAAP                         833        (2,774)        8,397         4,526

     Cumulative effect of accounting change:
         Derivative financial instruments (ix)                                      -             -             -          (362)
                                                                               ------        ------        ------        ------
     Profit (loss) for the period as adjusted to accord with US GAAP              833        (2,774)        8,397         4,164
     Dividend requirements on preference shares                                     1             1             2             2
     Profit (loss) for the period applicable to ordinary shares as
       adjusted to accord with US GAAP                                            832        (2,775)        8,395         4,162
                                                                               ======        ======        ======        ======

     Profit for the period as adjusted:
     Per ordinary share - cents
         Basic - before cumulative effect of accounting change                   3.72        (12.39)        37.48         20.16
         Cumulative effect of accounting change                                     -             -             -         (1.61)
                                                                               ------        ------        ------        ------
                                                                                 3.72        (12.39)        37.48         18.55
                                                                               ------        ------        ------        ------
         Diluted - before cumulative effect of accounting change                 3.71        (12.32)        37.30         20.04
         Cumulative effect of accounting change                                     -             -             -         (1.60)
                                                                               ------        ------        ------        ------
                                                                                 3.71        (12.32)        37.30         18.44
                                                                               ------        ------        ------        ------
     Per American Depositary Share - cents (b)
         Basic - before cumulative effect of accounting change                  22.32        (74.34)       224.88        120.96
         Cumulative effect of accounting change                                     -             -             -         (9.66)
                                                                               ------        ------        ------        ------
                                                                                22.32        (74.34)       224.88        111.30
                                                                               ------        ------        ------        ------
         Diluted - before cumulative effect of
         accounting change                                                      22.26        (73.92)       223.80        120.24
         Cumulative effect of accounting change                                     -             -             -         (9.60)
                                                                               ------        ------        ------        ------
                                                                                22.26        (73.92)       223.80        110.64
                                                                               ------        ------        ------        ------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

   BP shareholders' interest              December 31, 2002   December 31, 2001 (a)
                                          --------------------------------------
                                                         ($ million)
     BP shareholders' interest as reported
     in the consolidated balance sheet               69,409            65,161

     Adjustments:
       Deferred taxation/business combinations (iv)     (78)              243
       Provisions (v)                                (1,088)           (1,054)
       Sale and leaseback (vii)                        (106)             (134)
       Goodwill (viii)                                  (84)           (1,414)
       Derivative financial instruments (ix)           (135)             (675)
       Gain arising on asset exchange (x)               142               157
       Ordinary shares held for future
         awards to employees (xi)                      (159)             (266)
       Dividends (xii)                                1,398             1,288
       Investments (xiii)                                34                (2)
       Additional minimum pension liability (xiv)    (2,286)             (942)
       Other                                            (48)              (40)
                                                    -------           -------
                                                     (2,410)           (2,839)
                                                    -------           -------
     BP shareholders' interest as adjusted
     to accord with US GAAP                          66,999            62,322
                                                    =======           =======

     ---------------

     (a) The profit reported under UK GAAP for the three months and year ended December 31, 2001 and BP shareholders' interest reported under UK GAAP at December 31, 2001 have been restated to reflect the adoption of FRS
          19. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 19.

     (b)  One American Depositary Share is equivalent to six ordinary shares.

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                           Three months ended          Year ended
                                              December 31              December 31
                                              (Unaudited)
                                           2002         2001         2002         2001
                                     ------------------------  -----------------------
                                                     (shares thousands)
     Weighted average number
       of ordinary shares            22,351,122   22,396,315  22,397,126    22,435,737
     Ordinary shares issuable under
       employee share schemes            72,071      120,044     107,322       137,988
                                     ----------   ----------  ----------    ----------
                                     22,423,193   22,516,359  22,504,448    22,573,725
                                     ==========   ==========  ==========    ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                                 Three months ended               Year ended
                                                                                    December 31                   December 31
                                                                                    (Unaudited)
                                                                                 2002          2001          2002           2001
                                                                               --------------------        ---------------------
                                                                                                   ($ million)
     Profit (loss) for the period as adjusted to accord
     with US GAAP                                                                833        (2,774)         8,397         4,164
     Currency translation differences                                          1,469          (316)         3,333          (908)
     Derivative financial instruments                                              -            (8)             -             -
     Net unrealized gain (loss) on investments                                   (76)           36             36           110
     Additional minimum pension liability                                     (1,344)         (797)        (1,344)         (797)
                                                                               ------        ------        ------        ------
     Comprehensive income                                                        882        (3,859)        10,422         2,569
                                                                               ======        ======        ======        ======

     Accumulated  other  comprehensive  income at December 31, 2002 and December
     31,  2001  comprised   losses  of  $3,709   million  and  $5,734   million,
     respectively.

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                         Three months ended              Year ended
                                                                             December 31                 December 31
                                                                            (Unaudited)
                                                                         2002          2001          2002          2001
                                                                        --------------------        ---------------------
                                                                                           ($ million)
     Operating activities
     Profit after taxation                                               657           (580)        6,922         6,617
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                                 2,515          2,457        10,401         8,858
     Exploration expenditure written off                                 124             85           385           238
     Share of profits of joint ventures and associated
     undertakings less dividends received                                 (8)           (52)            3           (60)
     (Profit) loss on sale of businesses and fixed assets                895             36        (1,166)         (537)
     Working capital movement (a)                                        907          2,087        (1,416)        1,319
     Deferred taxation                                                    13            161         1,194         1,244
     Other                                                               (33)           (58)         (280)         (111)
                                                                      ------         ------        ------        ------
     Net cash provided by operating activities                         5,070          4,136        16,043        17,568
                                                                      ------         ------        ------        ------

     Investing activities
     Capital expenditures                                             (3,577)        (3,695)      (12,216)      (12,295)
     Acquisitions, net of cash acquired                                  (28)          (602)       (4,324)       (1,210)
     Investment in associated undertakings                              (215)          (179)         (971)         (586)
     Net investment in joint ventures                                   (217)          (220)         (354)         (497)
     Proceeds from disposal of assets                                  1,030            846         6,782         2,903
                                                                      ------         ------        ------        ------
     Net cash used in investing activities                            (3,007)        (3,850)      (11,083)      (11,685)
                                                                      ------         ------        ------        ------

     Financing activities
     Proceeds from shares issued (repurchased)                            17            (86)         (555)       (1,100)
     Proceeds from long-term financing                                   651            267         3,707         1,296
     Repayments of long-term financing                                  (905)          (434)       (2,369)       (2,602)
     Net decrease (increase) in short-term debt                          (67)         1,108          (602)        1,434
     Dividends paid   -    BP Shareholders                            (1,340)        (1,232)       (5,264)       (4,827)
                      -    Minority shareholders                         (11)           (38)          (40)          (54)
                                                                      ------         ------        ------        ------
     Net cash used in financing activities                            (1,655)          (415)       (5,123)       (5,853)
                                                                      ------         ------        ------        ------
     Currency translation differences relating to cash
     and cash equivalents                                                 37            (20)           90           (53)
                                                                      ------         ------        ------        ------
     Increase (decrease) in cash and cash equivalents                    445           (149)          (73)          (23)
     Cash and cash equivalents at beginning of period                  1,290          1,957         1,808         1,831
                                                                      ------         ------        ------        ------
     Cash and cash equivalents at end of period                        1,735          1,808         1,735         1,808
                                                                      ======         ======        ======        ======

     (a)  Working capital:
     Inventories (increase) decrease                                     (63)         1,368        (1,521)        1,490
     Receivables (increase) decrease                                    (271)         1,202        (2,750)        1,905
     Current liabilities - excluding finance debt
       increase (decrease)                                             1,241           (483)        2,855        (2,076)
                                                                      ------         ------        ------        ------
                                                                         907          2,087        (1,416)        1,319
                                                                      ======         ======        ======        ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 `Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 `Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the three months and year ended December 31, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at December 31, 2002.

     Asset retirement obligations: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 `Accounting for Costs Associated with Exit or Disposal Activities' (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not yet determined the effect of adopting SFAS 146 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Contracts involved in energy trading activities: In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, `Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 will no longer be accounted for at fair value upon application of the consensus. Rather, such contracts will be accounted for as executory contacts on an accruals basis.

     The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

     For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - concluded

     Impact of new US accounting standards (concluded)

     Stock-based compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. As required by UK GAAP, the Group uses the intrinsic value method to account for stock-based employee compensation.

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation
     45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (Interpretation 46).
     Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods beginning after June 15, 2003.

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     In November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005.

     Impact of International accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

16.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended December 31, 2002
Turnover                                            627               -           50,135                 (627)     50,135
Less: Joint ventures                                  -               -              413                    -         413
                                                 ------          ------           ------               ------      ------
Group turnover                                      627               -           49,722                 (627)     49,722
Replacement cost of sales                           412               -           43,198                 (752)     42,858
Production taxes                                     53               -              309                    -         362
                                                 ------          ------           ------               ------      ------

Gross profit                                        162               -            6,215                  125       6,502
Distribution and administration expenses             12             594            2,998                    -       3,604
Exploration expense                                   2               -              161                   16         179
                                                 ------          ------           ------               ------      ------
                                                    148            (594)           3,056                  109       2,719
Other income                                          5             252              192                 (231)        218
                                                 ------          ------           ------               ------      ------
Group replacement cost operating profit             153            (342)           3,248                 (122)      2,937
Share of profits of joint ventures                    -               -               83                    -          83
Share of profits of associated undertakings           -               -              161                    -         161
Equity accounted income of subsidiaries             138           3,623                -               (3,761)          -
                                                 ------          ------           ------               ------      ------
Total replacement cost operating profit             291           3,281            3,492               (3,883)      3,181
Profit (loss) on sale of fixed assets
  and businesses or termination of operations        (4)           (813)            (889)                 813        (893)
                                                 ------          ------           ------               ------      ------
Replacement cost profit before
  interest and tax                                  287           2,468            2,603               (3,070)      2,288
Inventory holding gains (losses)                      -            (174)            (174)                 174        (174)
                                                 ------          ------           ------               ------      ------
Historical cost profit before
  interest and tax                                  287           2,294            2,429               (2,896)      2,114
Interest expense                                     30             438              426                 (562)        332
                                                 ------          ------           ------               ------      ------
Profit before taxation                              257           1,856            2,003               (2,334)      1,782
Taxation                                            112           1,125            1,047               (1,159)      1,125
                                                 ------          ------           ------               ------      ------
Profit after taxation                               145             731              956               (1,175)        657
Minority shareholders' interest                       -               -                6                    -           6
                                                 ------          ------           ------               ------      ------
Profit for the period                               145             731              950               (1,175)        651
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended December 31, 2002

Profit as reported                                  145             731              950               (1,175)        651
Adjustments:
   Deferred taxation/business combinations          (32)           (140)            (119)                 151        (140)
   Provisions                                       (10)             26               36                  (26)         26
   Sale and leaseback                                 -              (4)              (4)                   4          (4)
   Goodwill                                           -             325              325                 (325)        325
   Derivative financial instruments                 (50)            (24)             (24)                  74         (24)
   Gain arising on asset exchange                     -              (4)              (4)                   4          (4)
   Other                                              -               3                3                   (3)          3
                                                 ------          ------           ------               ------      ------
Profit for the period as adjusted
  to accord with US GAAP                             53             913            1,163               (1,296)        833
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended December 31, 2001
Turnover                                            491               -           37,114                 (491)     37,114
Less: Joint ventures                                  -               -              297                    -         297
                                                 ------          ------           ------               ------      ------
Group turnover                                      491               -           36,817                 (491)     36,817
Replacement cost of sales                           218               -           32,276                 (595)     31,899
Production taxes                                     39               -              297                    -         336
                                                 ------          ------           ------               ------      ------
Gross profit                                        234               -            4,244                  104       4,582
Distribution and administration expenses              5             731            2,340                    -       3,076
Exploration expense                                  38               -              106                    -         144
                                                 ------          ------           ------               ------      ------
                                                    191            (731)           1,798                  104       1,362
Other income                                          1             296              183                 (272)        208
                                                 ------          ------           ------               ------      ------
Group replacement cost operating profit             192            (435)           1,981                 (168)      1,570
Share of profits of joint ventures                    -               -               91                    -          91
Share of profits of associated undertakings           -               -              219                    -         219
Equity accounted income of subsidiaries             (58)          2,458                -               (2,400)          -
                                                 ------          ------           ------               ------      ------
Total replacement cost operating profit             134           2,023            2,291               (2,568)      1,880
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         -             (40)             186                 (184)        (38)
                                                 ------          ------           ------               ------      ------
Replacement cost profit before
  interest and tax                                  134           1,983            2,477               (2,752)      1,842
Inventory holding gains (losses)                      1          (1,297)          (1,297)               1,296      (1,297)
                                                 ------          ------           ------               ------      ------
Historical cost profit before
  interest and tax                                  135             686            1,180               (1,456)        545
Interest expense                                     74             578              577                 (815)        414
                                                 ------          ------           ------               ------      ------
Profit before taxation                               61             108              603                 (641)        131
Taxation                                            115             711              704                 (819)        711
                                                 ------          ------           ------               ------      ------
Loss after taxation                                 (54)           (603)            (101)                 178        (580)
Minority shareholders' interest                       -               -               23                    -          23
                                                 ------          ------           ------               ------      ------
Loss for the period                                 (54)           (603)            (124)                 178        (603)
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended December 31, 2001
Loss as reported                                    (54)           (603)            (124)                 178        (603)
Adjustments:
   Deferred taxation/business combinations          (80)         (1,158)          (1,172)               1,252      (1,158)
   Provisions                                        (2)           (147)            (147)                 149        (147)
   Impairment                                         -            (911)            (911)                 911        (911)
   Sale and leaseback                                 -               7                7                   (7)          7
   Goodwill                                           -              15               15                  (15)         15
   Derivative financial instruments                   -            (137)            (137)                 137        (137)
   Gain arising on asset exchange                     -             157              157                 (157)        157
   Other                                              -               3                3                   (3)          3
                                                 ------          ------           ------               ------      ------
Loss for the period as adjusted
  to accord with US GAAP                           (136)         (2,774)          (2,309)               2,445      (2,774)
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2002
Turnover                                          2,356               -          180,122               (2,292)    180,186
Less: Joint ventures                                  -               -            1,465                    -       1,465
                                                 ------          ------           ------               ------      ------
Group turnover                                    2,356               -          178,657               (2,292)    178,721
Replacement cost of sales                         1,459               -          156,516               (2,447)    155,528
Production taxes                                    199               -            1,075                    -       1,274
                                                 ------          ------           ------               ------      ------
Gross profit                                        698               -           21,066                  155      21,919
Distribution and administration expenses             12             997           11,623                    -      12,632
Exploration expense                                  18               -              610                   16         644
                                                 ------          ------           ------               ------      ------
                                                    668            (997)           8,833                  139       8,643
Other income                                         31             752              446                 (588)        641
                                                 ------          ------           ------               ------      ------
Group replacement cost operating profit             699            (245)           9,279                 (449)      9,284
Share of profits of joint ventures                    -               -              346                    -         346
Share of profits of associated undertakings           -               -              616                    -         616
Equity accounted income of subsidiaries             283          10,847                -              (11,130)          -
                                                 ------          ------           ------               ------      ------
Total replacement cost operating profit             982          10,602           10,241              (11,579)     10,246
Profit (loss) on sale of fixed assets
  and businesses or termination of operations        (4)          2,085            1,984               (2,897)      1,168
                                                 ------          ------           ------               ------      ------
Replacement cost profit before
  interest and tax                                  978          12,687           12,225              (14,476)     11,414
Inventory holding gains (losses)                      9           1,129            1,129               (1,138)      1,129
                                                 ------          ------           ------               ------      ------
Historical cost profit before
  interest and tax                                  987          13,816           13,354              (15,614)     12,543
Interest expense                                     93           1,712            1,602               (2,128)      1,279
                                                 ------          ------           ------               ------      ------
Profit before taxation                              894          12,104           11,752              (13,486)     11,264
Taxation                                            344           4,342            4,065               (4,409)      4,342
                                                 ------          ------           ------               ------      ------
Profit after taxation                               550           7,762            7,687               (9,077)      6,922
Minority shareholders' interest                       -               -               77                    -          77
                                                 ------          ------           ------               ------      ------
Profit for the year                                 550           7,762            7,610               (9,077)      6,845
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2002

Profit as reported                                  550           7,762            7,610               (9,077)      6,845
Adjustments:
   Deferred taxation/business combinations         (129)           (315)            (232)                 361        (315)
   Provisions                                        (1)              8                9                   (8)          8
   Sale and leaseback                                 -              24               24                  (24)         24
   Goodwill                                           -           1,302            1,302               (1,302)      1,302
   Derivative financial instruments                 (50)            540              540                 (490)        540
   Gain arising on asset exchange                     -             (18)             (18)                  18         (18)
   Other                                              -              11               11                  (11)         11
                                                 ------          ------           ------               ------      ------
Profit for the year as adjusted
  to accord with US GAAP                            370           9,314            9,246              (10,533)      8,397
                                                 ======          ======           ======               ======      ======


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2001
Turnover                                          1,919               -          175,389               (1,919)    175,389
Less: Joint ventures                                  -               -            1,171                    -       1,171
                                                 ------          ------           ------               ------      ------
Group turnover                                    1,919               -          174,218               (1,919)    174,218
Replacement cost of sales                           971               -          148,077               (2,047)    147,001
Production taxes                                    192               -            1,497                    -       1,689
                                                 ------          ------           ------               ------      ------
Gross profit                                        756               -           24,644                  128      25,528
Distribution and administration expenses              5             846           10,067                    -      10,918
Exploration expense                                  55               -              425                    -         480
                                                 ------          ------           ------               ------      ------
                                                    696            (846)          14,152                  128      14,130
Other income                                          1           1,365              668               (1,340)        694
                                                 ------          ------           ------               ------      ------
Group replacement cost operating profit             697             519           14,820               (1,212)     14,824
Share of profits of joint ventures                    -               -              443                    -         443
Share of profits of associated undertakings           -               -              760                    -         760
Equity accounted income of subsidiaries             552          16,665                -              (17,217)          -
                                                 ------          ------           ------               ------      ------
Total replacement cost operating profit           1,249          17,184           16,023              (18,429)     16,027
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         1             533              758                 (757)        535
                                                 ------          ------           ------               ------      ------
Replacement cost profit before
  interest and tax                                1,250          17,717           16,781              (19,186)     16,562
Inventory holding gains (losses)                    (11)         (1,900)          (1,900)               1,911      (1,900)
                                                 ------          ------           ------               ------      ------
Historical cost profit before
  interest and tax                                1,239          15,817           14,881              (17,275)     14,662
Interest expense                                    101           2,886            2,901               (4,218)      1,670
                                                 ------          ------           ------               ------      ------
Profit before taxation                            1,138          12,931           11,980              (13,057)     12,992
Taxation                                            478           6,375            6,285               (6,763)      6,375
                                                 ------          ------           ------               ------      ------
Profit after taxation                               660           6,556            5,695               (6,294)      6,617
Minority shareholders' interest                       -               -               61                    -          61
                                                 ------          ------           ------               ------      ------
Profit for the year                                 660           6,556            5,634               (6,294)      6,556
                                                 ======          ======           ======               ======      ======


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Condensed consolidating information - continued

Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2001
Profit as reported                                  660           6,556           5,634                (6,294)      6,556
Adjustments:
   Deferred taxation/business combinations          (60)           (815)           (850)                  910        (815)
   Provisions                                        (5)           (182)           (179)                  184        (182)
   Impairment                                         -            (911)           (911)                  911        (911)
   Sale and leaseback                                 -             (36)            (36)                   36         (36)
   Goodwill                                           -              60              60                   (60)         60
   Derivative financial instruments                   -            (313)           (313)                  313        (313)
   Gain arising on asset exchange                     -             157              157                 (157)        157
   Other                                              -              10               10                  (10)         10
                                                 ------          ------           ------               ------      ------
Profit for the year before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                            595           4,526            3,572               (4,167)      4,526
Cumulative effect of accounting change:
  Derivative financial instruments                    -            (362)            (362)                 362        (362)
                                                 ------          ------           ------               ------      ------
Profit for the year as adjusted
  to accord with US GAAP                            595           4,164            3,210               (3,805)      4,164
                                                 ======          ======           ======               ======      ======


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2002
Fixed assets
Intangible assets                                   427               -           15,139                    -      15,566
Tangible assets                                   6,405               -           81,277                    -      87,682
Investments
   Joint ventures                                     -               -            4,031                    -       4,031
   Associated undertakings                            -               3            4,623                    -       4,626
   Subsidiaries - equity accounted basis          2,561          91,939                -              (94,500)          -
   Other                                              -             159            1,995                    -       2,154
                                                 ------          ------           ------               ------      ------
                                                  2,561          92,101           10,649              (94,500)     10,811
                                                 ------          ------           ------               ------      ------
Total fixed assets                                9,393          92,101          107,065              (94,500)    114,059
                                                 ------          ------           ------               ------      ------
Current assets
Inventories                                         102               -           10,079                    -      10,181
Receivables                                      18,169          13,581           51,022              (49,622)     33,150
Investments                                           -               -              215                    -         215
Cash at bank and in hand                            (11)              1            1,530                    -       1,520
                                                 ------          ------           ------               ------      ------
                                                 18,260          13,582           62,846              (49,622)     45,066
                                                 ------          ------           ------               ------      ------
Current liabilities - falling due within
  one year
Finance debt                                      1,768               -           10,031               (1,713)     10,086
Accounts payable and accrued liabilities          1,129           9,906           35,369              (10,189)     36,215
                                                 ------          ------           ------               ------      ------
Net current assets (liabilities)                 15,363           3,676           17,446              (37,720)     (1,235)
                                                 ------          ------           ------               ------      ------
Total assets less current liabilities            24,756          95,777          124,511             (132,220)    112,824
Noncurrent liabilities
Finance debt                                          -               -           11,922                    -      11,922
Accounts payable and accrued liabilities         10,586              98           30,491              (37,720)      3,455
Provisions for liabilities and charges
Deferred taxation                                 1,686               -           11,828                    -      13,514
Other provisions                                    489             142           13,255                    -      13,886
                                                 ------          ------           ------               ------      ------
Net assets                                       11,995          95,537           57,015              (94,500)     70,047
Minority shareholders' interest - equity              -               -              638                    -         638
                                                 ------          ------           ------               ------      ------
BP shareholders' interest                        11,995          95,537           56,377              (94,500)     69,409
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2002
Capital and reserves
Capital shares                                    1,903           5,616                -               (1,903)      5,616
Paid-in surplus                                   3,145           4,243                -               (3,145)      4,243
Merger reserve                                        -          26,336              697                    -      27,033
Other reserves                                        -             173                -                    -         173
Retained earnings                                 6,947          59,169           55,680              (89,452)     32,344
                                                 ------          ------           ------               ------      ------
                                                 11,995          95,537           56,377              (94,500)     69,409
                                                 ======          ======           ======               ======      ======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Shareholders' interest as reported               11,995          95,537           56,377              (94,500)     69,409
Adjustments:
   Deferred taxation/business combinations           74             (78)            (152)                  78         (78)
   Provisions                                      (190)         (1,088)            (902)               1,092      (1,088)
   Sale and leaseback                                 -            (106)            (106)                 106        (106)
   Goodwill                                           -             (84)             (84)                  84         (84)
   Derivative financial instruments                  50            (135)            (135)                  85        (135)
   Gain arising on asset exchange                     -             142              142                 (142)        142
   Ordinary shares held for future
     awards to employees                              -            (159)               -                    -        (159)
   Quarterly dividend                                 -           1,398                -                    -       1,398
   Investments                                        -              34               34                  (34)         34
   Additional minimum pension liability               -          (2,286)          (2,286)               2,286      (2,286)
   Other                                              -             (48)             (48)                  48         (48)
                                                 ------          ------           ------               ------      ------
Shareholders' interest as adjusted
  to accord with US GAAP                         11,929          93,127           52,840              (90,897)     66,999
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2001
Fixed assets
Intangible assets                                   489               -           16,000                    -      16,489
Tangible assets                                   6,418               -           70,992                    -      77,410
Investments
   Joint ventures                                     -               -            3,861                    -       3,861
   Associated undertakings                            -               3            5,480                    -       5,483
   Subsidiaries - equity accounted basis          1,846          76,877                -              (78,723)          -
   Other                                              -             266            2,353                    -       2,619
                                                 ------          ------           ------               ------      ------
                                                  1,846          77,146           11,694              (78,723)     11,963
                                                 ------          ------           ------               ------      ------
Total fixed assets                                8,753          77,146           98,686              (78,723)    105,862
                                                 ------          ------           ------               ------      ------
Current assets
Inventories                                          92               -            7,539                    -       7,631
Receivables                                      15,333          21,272           41,858              (51,794)     26,669
Investments                                           -               -              450                    -         450
Cash at bank and in hand                            (29)              3            1,384                    -       1,358
                                                 ------          ------           ------               ------      ------
                                                 15,396          21,275           51,231              (51,794)     36,108
                                                 ------          ------           ------               ------      ------
Current liabilities - falling due within
  one year
Finance debt                                        406               -            9,035                 (351)      9,090
Accounts payable and accrued liabilities            260           7,642           27,797               (7,175)     28,524
                                                 ------          ------           ------               ------      ------
Net current assets (liabilities)                 14,730          13,633           14,399              (44,268)     (1,506)
                                                 ------          ------           ------               ------      ------
Total assets less current liabilities            23,483          90,779          113,085             (122,991)    104,356
Noncurrent liabilities
Finance debt                                          -               -           12,327                    -      12,327
Accounts payable and accrued liabilities         10,795             191           36,433              (44,333)      3,086
Provisions for liabilities and charges
Deferred taxation                                 1,668               -           11,702               (1,668)     11,702
Other provisions                                    392             216           10,879                   (5)     11,482
                                                 ------          ------           ------               ------      ------
Net assets                                       10,628          90,372           41,744              (76,985)     65,759
Minority shareholders' interest - equity              -               -              598                    -         598
                                                 ------          ------           ------               ------      ------
BP shareholders' interest                        10,628          90,372           41,146              (76,985)     65,161
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2001
Capital and reserves
Capital shares                                    1,050           5,629                -               (1,050)      5,629
Paid-in surplus                                   3,145           4,014                -               (3,145)      4,014
Merger reserve                                        -          26,286              697                    -      26,983
Other reserves                                        -             223                -                    -         223
Retained earnings                                 6,433          54,220           40,449              (72,790)     28,312
                                                 ------          ------           ------               ------      ------
                                                 10,628          90,372           41,146              (76,985)     65,161
                                                 ======          ======           ======               ======      ======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Shareholders' interest as reported               10,628          90,372           41,146              (76,985)     65,161
Adjustments:
   Deferred taxation/business combinations          203             243               86                 (289)        243
   Provisions                                      (186)         (1,054)            (869)               1,055      (1,054)
   Sale and leaseback                                 -            (134)            (134)                 134        (134)
   Goodwill                                           -          (1,414)          (1,414)               1,414      (1,414)
   Derivative financial instruments                   -            (675)            (675)                 675        (675)
   Gain arising on asset exchange                     -             157              157                 (157)        157
   Ordinary shares held for future
     awards to employees                              -            (266)               -                    -        (266)
   Quarterly dividend                                 -           1,288                -                    -       1,288
   Investments                                        -              (2)              (2)                   2          (2)
   Additional minimum pension liability               -            (942)            (942)                 942        (942)
   Other                                              -             (40)             (40)                  40         (40)
                                                 ------          ------           ------               ------      ------
Shareholders' interest as adjusted
  to accord with US GAAP                         10,645          87,533           37,313              (73,169)     62,322
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended December 31, 2002
Net cash inflow (outflow) from
  operating activities                              423           5,668            5,400               (5,294)     6,197
Dividends from joint ventures                         -               -               69                    -         69
Dividends from associated undertakings                -               -               65                    -         65
Dividends from subsidiaries                           -             761                -                 (761)         -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                (28)             46             (263)                   -       (245)
Tax (paid) refund                                     -               -           (1,061)                   -     (1,061)
Net cash inflow (outflow) for capital
  expenditure and financial investment             (670)            144           (2,292)                   -     (2,818)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -          (5,294)            (156)               5,294       (156)
Equity dividends paid                                 -          (1,340)            (761)                 761     (1,340)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                          (275)            (15)           1,001                    -        711
                                                 ======          ======           ======               ======      ======
Financing                                          (275)            (13)             592                    -        304
Management of liquid resources                        -               -              (56)                   -        (56)
Increase (decrease) in cash                           -              (2)             465                    -        463
                                                 ------          ------           ------               ------      ------
                                                   (275)            (15)           1,001                    -         711
                                                 ======          ======           ======               ======      ======

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              422           6,475            4,210               (6,037)      5,070
Net cash provided by (used in)
  investing activities                             (670)         (5,150)          (2,448)               5,261      (3,007)
Net cash provided by (used in)
  financing activities                              248          (1,327)          (1,352)                 776      (1,655)
Currency translation differences relating to
  cash and cash equivalents                           -               -               37                    -          37
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                         -              (2)             447                    -         445
Cash and cash equivalents at beginning
  of period                                         (11)              3            1,298                    -       1,290
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                         (11)              1            1,745                    -       1,735
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


16.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (concluded)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended December 31, 2001
Net cash inflow (outflow) from
  operating activities                              241           2,712            5,572               (2,978)      5,547
Dividends from joint ventures                         -               -               12                    -          12
Dividends from associated undertakings                -               -              104                    -         104
Dividends from subsidiaries                           -           1,424                -               (1,424)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             166             (315)                   -        (149)
Tax (paid) refund                                     -               -           (1,422)                   -      (1,422)
Net cash inflow (outflow) for capital
  expenditure and financial investment           (1,272)             (7)          (1,794)                   -      (3,073)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -          (2,978)            (770)               2,978        (770)
Equity dividends paid                                 -          (1,232)          (1,424)               1,424      (1,232)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                        (1,031)             85              (37)                   -        (983)
                                                 ======          ======           ======               ======      ======

Financing                                        (1,002)             82               65                    -        (855)

Management of liquid resources                        -               -              (65)                   -         (65)

Increase (decrease) in cash                         (29)              3              (37)                   -         (63)
                                                 ------          ------           ------               ------      ------
                                                 (1,031)             85              (37)                   -        (983)
                                                 ======          ======           ======               ======      ======

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (concluded)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              241           4,303            3,950               (4,358)      4,136
Net cash provided by (used in)
  investing activities                           (1,272)         (2,985)          (2,564)               2,971      (3,850)
Net cash provided by (used in)
  financing activities                            1,002          (1,315)          (1,489)               1,387        (415)
Currency translation differences relating to
  cash and cash equivalents                           -               -              (20)                   -         (20)
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                       (29)              3             (123)                   -        (149)
Cash and cash equivalents at beginning
  of period                                           -               -            1,957                    -       1,957
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                         (29)              3            1,834                    -       1,808
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement                         (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2002
Net cash inflow (outflow) from
  operating activities                            1,357           9,108           13,308              (4,431)     19,342
Dividends from joint ventures                         -               -              198                   -         198
Dividends from associated undertakings                -               -              368                   -         368
Dividends from subsidiaries                          26             761                -                (787)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                (28)            235           (1,118)                  -        (911)
Tax (paid) refund                                   (75)             (2)          (3,017)                  -      (3,094)
Net cash inflow (outflow) for capital
  expenditure and financial investment           (1,097)            151           (8,700)                  -      (9,646)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -          (4,431)          (1,337)               4,431      (1,337)
Equity dividends paid                                 -          (5,264)            (787)                 787      (5,264)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                           183             558           (1,085)                   -        (344)
                                                 ======          ======           ======               ======      ======
Financing                                           165             560             (906)                   -        (181)
Management of liquid resources                        -               -             (220)                   -        (220)
Increase (decrease) in cash                          18              (2)              41                    -          57
                                                 ------          ------           ------               ------      ------
                                                    183             558           (1,085)                   -        (344)
                                                 ======          ======           ======               ======      ======


     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                            1,307          10,102            9,753               (5,119)     16,043
Net cash provided by (used in)
  investing activities                           (1,097)         (4,279)         (10,052)               4,345     (11,083)
Net cash provided by (used in)
  financing activities                             (192)         (5,825)             120                  774      (5,123)
Currency translation differences relating to
  cash and cash equivalents                           -               -               90                    -          90
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                        18              (2)             (89)                   -         (73)
Cash and cash equivalents at beginning
  of period                                         (29)              3            1,834                    -       1,808
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                         (11)              1            1,745                    -       1,735
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Year ended December 31, 2001
Net cash inflow (outflow) from
  operating activities                              956           6,199           18,249               (2,995)     22,409
Dividends from joint ventures                         -               -              104                    -         104
Dividends from associated undertakings                -               -              528                    -         528
Dividends from subsidiaries                           -           1,537                -               (1,537)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -           1,218           (2,166)                   -        (948)
Tax (paid) refund                                  (345)             (1)          (4,314)                   -      (4,660)
Net cash inflow (outflow) for capital
  expenditure and financial investment           (1,870)            (33)          (7,946)                   -      (9,849)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -          (2,995)          (1,755)               2,995      (1,755)
Equity dividends paid                                 -          (4,827)          (1,537)               1,537      (4,827)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                        (1,259)          1,098            1,163                    -       1,002
                                                 ======          ======           ======               ======      ======

Financing                                        (1,262)          1,097            1,137                    -         972
Management of liquid resources                        -               -             (211)                   -        (211)
Increase (decrease) in cash                           3               1              237                    -         241
                                                 ------          ------           ------               ------      ------
                                                 (1,259)          1,098            1,163                    -       1,002
                                                 ======          ======           ======               ======      ======


     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              611           8,953           12,401               (4,397)     17,568
Net cash provided by (used in)
  investing activities                           (1,870)         (3,028)          (9,701)               2,914     (11,685)
Net cash provided by (used in)
  financing activities                            1,262          (5,924)          (2,674)               1,483      (5,853)
Currency translation differences relating to
  cash and cash equivalents                           -               -              (53)                   -         (53)
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                         3               1              (27)                   -         (23)
Cash and cash equivalents at beginning
  of period                                         (32)              2            1,861                    -       1,831
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                         (29)              3            1,834                    -       1,808
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                              Three months ended               Year ended
                                                                 December 31                  December 31
                                                                 (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
Average oil realizations (a) - $/bbl
     UK                                                      26.54           18.53        24.44           23.55
     USA                                                     23.28           17.05        21.34           21.87
     Rest of World                                           25.06           17.70        22.65           21.90
     BP average                                              24.78           17.72        22.69           22.50

     Brent oil price                                         26.88           19.41        25.03           24.44
     West Texas Intermediate oil price                       28.31           20.31        26.14           25.89
     Alaska North Slope US West Coast                        26.86           17.79        24.77           23.18
Average natural gas realizations - $/mcf
     UK                                                       2.88            3.15         2.78            3.07
     USA                                                      3.31            2.06         2.63            3.99
     Rest of World                                            2.40            1.99         2.10            2.52
     BP average                                               2.87            2.28         2.46            3.30

Henry Hub gas price (b) ($/mmBtu)                             3.99            2.43         3.22            4.26
UK Gas - National Balancing point (p/therm)                  19.09           22.32        15.78           22.21

Global Indicator Refining Margins (c) - $/bbl
     Northwest Europe                                         2.19            1.53         1.04            2.24
     US Gulf Coast                                            2.98            1.79         2.36            4.84
     Midwest                                                  4.09            2.63         3.30            6.05
     US West Coast                                            3.95            6.25         4.34            8.60
     Singapore                                                1.41            1.20         0.57            0.90
     BP average                                               2.76            2.40         2.11            4.06

Chemicals Indicator Margin (d) - $/te                          100 (e)         112          102 (e)         110

---------------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.
(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(e) Provisional. The data for the fourth quarter is based on two months' actual and one month of provisional data.


                                                              Three months ended               Year ended
                                                                  December 31                  December 31
US dollars/sterling exchange rates                                (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
Average rate for the period                                   1.57            1.44         1.50            1.44
Period-end rate                                               1.60            1.45         1.60            1.45


                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
Crude oil and natural gas liquids production
(thousand barrels per day) (net of royalties)
     UK                                                         472            500          462             485
     Rest of Europe                                              96            116          104             100
     USA                                                        756            772          765             744
     Rest of World                                              725            629          687             602
                                                             ------         ------       ------          ------
Total crude oil and liquids production                        2,049          2,017        2,018           1,931
                                                             ======         ======       ======          ======

Natural gas production (million cubic feet per day)
(net of royalties)
     UK                                                       1,752          1,715        1,555           1,713
     Rest of Europe                                             140            160          147             147
     USA                                                      3,360          3,621        3,483           3,554
     Rest of World                                            3,684          3,268        3,522           3,218
                                                             ------         ------       ------          ------
Total natural gas production                                  8,936          8,764        8,707           8,632
                                                             ======         ======       ======          ======

Total production (a)
(thousand barrels of oil equivalent per day)
(net of royalties)
     UK                                                         774            802          730             780
     Rest of Europe                                             120            144          129             125
     USA                                                      1,335          1,396        1,366           1,357
     Rest of World                                            1,360          1,192        1,294           1,157
                                                             ------         ------       ------          ------
Total production                                              3,589          3,534        3,519           3,419
                                                             ======         ======       ======          ======

Natural gas sales volumes (million cubic feet per day)
     UK                                                       2,715          2,534        2,372           2,641
     Rest of Europe                                             442            232          399             213
     USA                                                     10,723          8,094        9,315           8,327
     Rest of World                                           10,659          8,867        9,535           7,613
                                                             ------         ------       ------          ------
Total natural gas sales volumes (b)                          24,539         19,727       21,621          18,794
                                                             ======         ======       ======          ======

NGL sales volumes (thousand barrels per day)
     UK                                                           -              -            -               -
     Rest of Europe                                               -              -            -               -
     USA                                                        262            226          208             221
     Rest of World                                              244            215          202             189
                                                             ------         ------       ------          ------
Total NGL sales volumes                                         506            441          410             410
                                                             ======         ======       ======          ======


---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(b) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                        269             268          253             266
     Rest of Europe                                          1,541           1,084        1,467           1,062
     USA                                                     1,875           1,773        1,874           1,866
     Rest of World                                             611             612          586             603
                                                            ------          ------       ------          ------
     Total marketing sales                                   4,296           3,737        4,180           3,797
     Trading/supply sales                                    2,064           2,710        2,383           2,409
                                                            ------          ------       ------          ------
     Total refined product sales                             6,360           6,447        6,563           6,206
Crude oil                                                    5,314           4,599        4,671           4,473
                                                            ------          ------       ------          ------
Total oil sales                                             11,674          11,046       11,234          10,679
                                                            ======          ======       ======          ======

Refinery throughputs (thousand barrels per day)
     UK                                                        392             415          389             364
     Rest of Europe                                            959             692          918             663
     USA                                                     1,439           1,371        1,439           1,526
     Rest of World                                             367             369          357             376
                                                            ------          ------       ------          ------
Total throughput                                             3,157           2,847        3,103           2,929
                                                            ======          ======       ======          ======

Chemicals production (thousand tonnes)
     UK                                                        698             792        3,221           3,126
     Rest of Europe                                          2,679           2,278       10,526           7,925
     USA                                                     2,447           2,279       10,201           8,943
     Rest of World                                             785             699        3,040           2,722
                                                            ------          ------       ------          ------
Total production                                             6,609           6,048       26,988          22,716
                                                            ======          ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                     TOTAL REPLACEMENT COST OPERATING PROFIT

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
By business
Exploration and Production
UK                                                             965             571        2,526           3,424
Rest of Europe                                                 177             144          714             748
USA                                                          1,081             426        2,835           4,573
Rest of World                                                1,025             500        3,131           3,616
                                                            ------          ------       ------          ------
                                                             3,248           1,641        9,206          12,361
                                                            ------          ------       ------          ------
Gas, Power and Renewables
UK                                                             (31)            (29)         (94)             52
Rest of Europe                                                   1              64          100             189
USA                                                              9              36           25             229
Rest of World                                                   93              31          323              18
                                                            ------          ------       ------          ------
                                                                72             102          354             488
                                                            ------          ------       ------          ------
Refining and Marketing
UK                                                            (155)           (197)        (498)           (475)
Rest of Europe                                                 (53)            227          571             762
USA                                                             80              46          335           2,585
Rest of World                                                   92             303          464             701
                                                            ------          ------       ------          ------
                                                               (36)            379          872           3,573
                                                            ------          ------       ------          ------
Chemicals
UK                                                             (47)            (75)         (82)           (216)
Rest of Europe                                                  65              (1)         337             185
USA                                                             37              (9)         198              62
Rest of World                                                   49              18           62              97
                                                            ------          ------       ------          ------
                                                               104             (67)         515             128
                                                            ------          ------       ------          ------

Other businesses and corporate                                (207)           (175)        (701)           (523)
                                                            ------          ------       ------          ------
                                                             3,181           1,880       10,246          16,027
                                                            ======          ======       ======          ======
By geographical area
UK                                                             793             375        1,696           2,668
Rest of Europe                                                 171             388        1,703           1,814
USA                                                            957             216        2,890           6,941
Rest of World                                                1,260             901        3,957           4,604
                                                            ------          ------       ------          ------
                                                             3,181           1,880       10,246          16,027
                                                            ======          ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
By business

Exploration and Production
     UK                                                        177             312          955           1,095
     Rest of Europe                                             73              99          262             329
     USA                                                     1,079             862        4,303           4,155
     Rest of World (a)                                       1,244             880        4,179           3,282
                                                            ------          ------       ------          ------
                                                             2,573           2,153        9,699           8,861
                                                            ------          ------       ------          ------
Gas, Power and Renewables
     UK                                                          -              51           28             102
     Rest of Europe (b)                                         41             107          161             156
     USA                                                        60              83          160             155
     Rest of World                                              22              60           59              79
                                                            ------          ------       ------          ------
                                                               123             301          408             492
                                                            ------          ------       ------          ------
Refining and Marketing
     UK                                                        163             127          395             394
     Rest of Europe (c)                                        273             209        5,759             380
     USA                                                       430             623        1,291           1,311
     Rest of World                                             180             157          308             330
                                                            ------          ------       ------          ------
                                                             1,046           1,116        7,753           2,415
                                                            ------          ------       ------          ------
Chemicals
     UK                                                         57              26          112             205
     Rest of Europe (d)                                         10             294          173             917
     USA                                                       116             167          262             460
     Rest of World                                             102             107          276             344
                                                            ------          ------       ------          ------
                                                               285             594          823           1,926
                                                            ------          ------       ------          ------

Other businesses and corporate (e)                              61             264          428             430
                                                            ------          ------       ------          ------
                                                             4,088           4,428       19,111          14,124
                                                            ======          ======       ======          ======
By geographical area
     UK                                                        434             745        1,637           2,128
     Rest of Europe                                            398             709        6,556           1,787
     USA                                                     1,708           1,758        6,095           6,160
     Rest of World                                           1,548           1,216        4,823           4,049
                                                            ------          ------       ------          ------
                                                             4,088           4,428       19,111          14,124
                                                            ======          ======       ======          ======

------------

(a) Year ended December 31, 2002 included the acquisition of an additional interest in Sidanco.
(b) Year ended December 31, 2002 included the acquisition of a 5% stake in Enagas.
(c)  Year ended December 31, 2002 included the acquisition of 100% of Veba.
(d) Three months ended December 31, 2001 included the formation of the joint venture with Solvay. Year ended December 31, 2001 also included the acquisition of Bayer's 50% interest in Erdoelchemie.
(e) Year ended December 31, 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                               Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
Special items

     Exploration and Production
     UK                                                          5              70          242              70
     Rest of Europe                                              -               -            -               -
     USA                                                        94              77          279              77
     Rest of World                                               -             175          498             175
                                                            ------          ------       ------          ------
                                                                99             322        1,019             322
                                                            ------          ------       ------          ------
     Gas, Power and Renewables
     UK                                                          -               -           30               -
     Rest of Europe                                              -               -            -               -
     USA                                                         -               -            -               -
     Rest of World                                               -               -            -               -
                                                            ------          ------       ------          ------
                                                                 -               -           30               -
                                                            ------          ------       ------          ------
     Refining and Marketing
     UK                                                         27              70           43             131
     Rest of Europe                                            278              44          365             167
     USA                                                        59              63          (49)             82
     Rest of World                                              56              36           56             107
                                                            ------          ------       ------          ------
                                                               420             213          415             487
                                                            ------          ------       ------          ------
     Chemicals
     UK                                                         21              89           43              89
     Rest of Europe                                              9              33           27              41
     USA                                                         5             (16)          40             (16)
     Rest of World                                               -               -          140               -
                                                            ------          ------       ------          ------
                                                                35             106          250             114
                                                            ------          ------       ------          ------
     Other businesses and corporate
     UK                                                         20               -           55               -
     Rest of Europe                                              1               -            1               -
     USA                                                        40              73          130              73
     Rest of World                                               -               -            -               -
                                                            ------          ------       ------          ------
                                                                61              73          186              73
                                                            ------          ------       ------          ------
     Total special items before interest                       615             714        1,900             996
     Interest - bond redemption charges                         15               -           15              62
                                                            ------          ------       ------          ------
     Total                                                     630             714        1,915           1,058
                                                            ======          ======       ======          ======

Acquisition amortization

     Exploration and Production
     UK                                                         41              41          488             151
     USA                                                       246             337        1,078           1,530
     Rest of World                                              32              33          214             134
                                                            ------          ------       ------          ------
                                                               319             411        1,780           1,815
                                                            ------          ------       ------          ------
     Refining and Marketing
     UK                                                        107              99          410             394
     USA                                                        96              94          384             376
                                                            ------          ------       ------          ------
                                                               203             193          794             770
                                                            ------          ------       ------          ------
     Total                                                     522             604        2,574           2,585
                                                            ======          ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
Replacement cost basis
Replacement cost profit before exceptional items             1,697             706        4,698           8,291
Interest (a)                                                   140             181          602             798
Minority shareholders' interest                                  6              23           52              61
                                                            ------          ------       ------          ------
Adjusted replacement cost profit                             1,843             910        5,352           9,150
                                                            ======          ======       ======          ======
Average capital employed                                    91,767          87,791       89,616          87,259
ROACE - replacement cost basis                                 8.0%            4.1%         6.0%           10.5%
                                                            ------          ------       ------          ------
Pro forma basis
Adjusted replacement cost profit                             1,843             910        5,352           9,150
Acquisition amortization                                       522             604        2,574           2,585
Special items (post tax)                                       406             461        1,449             643
                                                            ------          ------       ------          ------
Adjusted replacement cost profit (pro forma basis)           2,771           1,975        9,375          12,378
                                                            ======          ======       ======          ======
Average capital employed                                    91,767          87,791       89,616          87,259
Average capital employed acquisition adjustment (b)         16,903          19,647       17,777          20,739
                                                            ------          ------       ------          ------
Average capital employed (pro forma basis)                  74,864          68,144       71,839          66,520
ROACE - pro forma basis adjusted for special items            14.8%           11.6%        13.0%           18.6%
Historical cost basis
Historical cost profit (loss) after exceptional items          651            (603)       6,845           6,556
Interest (a)                                                   140             181          602             798
Minority shareholders' interest                                  6              23           77              61
                                                            ------          ------       ------          ------
Adjusted historical cost profit                                797            (399)       7,524           7,415
                                                            ======          ======       ======          ======
Average capital employed                                    91,767          87,791       89,616          87,259
ROACE - historical cost basis after exceptionals               3.5%           (1.8)%        8.4%            8.5%

------------

(a) Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

(b) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO

                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
Net debt ratio - net debt: net debt + equity
Gross debt                                                  22,008          21,417       22,008          21,417
Cash and current asset investments                           1,735           1,808        1,735           1,808
                                                            ------          ------       ------          ------
Net debt                                                    20,273          19,609       20,273          19,609
                                                            ------          ------       ------          ------
Equity                                                      70,047          65,759       70,047          65,759
Net debt ratio                                                  22%             23%          22%             23%
                                                            ------          ------       ------          ------
Acquisition adjustment (a)                                  16,672          18,882       16,672          18,882
                                                            ------          ------       ------          ------
Net debt ratio - pro forma basis (b)                            28%             29%          28%             29%
                                                            ======          ======       ======          ======

---------------


(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
             REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR NON-CASH
                         CHARGES AND CERTAIN OTHER ITEMS


     Replacement cost operating profit adjusted for non-cash charges and certain other items essentially represents the Group's cash flow from operations (on a net of tax paid basis, tax is adjusted for the estimated effect of exceptional items and interest paid) excluding changes in working capital. BP is presenting this information as it gives a better insight into underlying cash flow from operating activities. This measure is derived from BP's UK GAAP accounting information but is not itself a recognised UK or US GAAP measure.


                                                              Three months ended               Year ended
                                                                  December 31                  December 31
                                                                  (Unaudited)                  (Unaudited)
                                                              2002            2001         2002            2001
                                                              --------------------         --------------------
                                                                                 ($ million)
Replacement cost operating profit (RCOP) (reported) (a)      3,181           1,880       10,246          16,027
Depreciation and amounts provided (b)                        2,515           2,457       10,401           8,858
Exploration expenditure written off                            124              85          385             238
Dividends from joint ventures and associated
undertakings less share of RCOP                               (110)           (194)        (396)           (571)
Dividends paid to minority shareholders                        (11)            (38)         (40)            (54)
Adjust provisions to cash basis (c)                             27             (34)        (150)           (111)
Adjust interest and other income to cash basis (d)             (14)            (14)         (25)            (90)
                                                            ------          ------       ------          ------
                                                             5,712           4,142       20,421          24,297
Tax paid adjusted for certain items*                        (1,199)         (1,528)      (3,390)         (4,738)
                                                            ------          ------       ------          ------
Adjusted RCOP after tax paid                                 4,513           2,614       17,031          19,559
                                                            ------          ------       ------          ------
*    Calculation of tax paid adjusted for certain items
     Cash tax paid                                          (1,061)         (1,422)      (3,094)         (4,660)
     Tax charge on exceptional items                           (21)            (26)         125             370
     Tax shield assumption +                                  (117)            (80)        (421)           (448)
                                                            ------          ------       ------          ------
                                                            (1,199)         (1,528)      (3,390)         (4,738)
                                                            ------          ------       ------          ------
+    Calculation of tax shield assumption
     Interest paid                                            (335)           (229)      (1,204)         (1,282)
     Tax rate assumption (e)                                    35%             35%          35%             35%
                                                            ------          ------       ------          ------
                                                              (117)            (80)        (421)           (448)
                                                            ------          ------       ------          ------


(a) Total replacement cost operating profit is before exceptional items, inventory holding gains and losses and interest expense.
(b) Includes depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(c) Calculated as the net of charge for provisions and utilization of provisions.
(d) Calculated as interest and other income, less interest received and dividends received from the Group cash flow statement.
(e) Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   BP p.l.c.
                                                 (Registrant)





Dated: February 19, 2003                    /s/ D. J. PEARL
                                      ..............................
                                           D. J. PEARL
                                           Deputy Company Secretary